Scott Wilson Mining

MAG SIVER CORP.

TECHNICAL REPORT ON THE
POZO SECO MINERAL
RESOURCE ESTIMATE,
CINCO DE MAYO PROJECT, CHIHUAHUA, MEXICO

NI 43-101 Report

Author:

David A. Ross, M.Sc., P.Geo.

September 10, 2010

SCOTT WILSON ROSCOE POSTLE ASSOCIATES INC.

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

Report Control Form

Document Title	Technical Report on the Pozo Seco Mineral Resource Estimate, Cinco de Mayo Project, Chihuahua, Mexico

Client Name & Address	MAG Silver Corp. #770 - 800 West Pender Street Vancouver, British Columbia V6C 2V6

Document Reference	Project # 1513	Status & Issue No.	Final Version

Issue Date	September 10, 2010

Lead Author	David A. Ross	(Signed)

Peer Reviewer	William E. Roscoe	(Signed)

Project Manager Approval	David A. Ross	(Signed)

Project Director Approval	William E. Roscoe	(Signed)

Report Distribution	Name	No. of Copies

Client

Scott Wilson RPA Filing	1 (project box) 1 (project file)

Scott Wilson Roscoe Postle Associates Inc. 55 University Avenue, Suite 501 Toronto, Ontario M5J 2H7 Canada Tel: +1 416 947 0907 Fax: +1 416 947 0395 mining@scottwilson.com

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

TABLE OF CONTENTS

PAGE

1	SUMMARY	1-1
	Executive Summary	1-1
	Technical Summary	1-3
2	INTRODUCTION	2-1
3	RELIANCE ON OTHER EXPERTS	3-1
4	PROPERTY DESCRIPTION AND LOCATION	4-1
5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY		5-1
6	HISTORY	6-1
7	GEOLOGICAL SETTING	7-1
	Regional Setting	7-1
	Local Geology	7-2
8	DEPOSIT TYPES	8-1
9	MINERALIZATION	9-1
	Pozo Seco	9-1
	Jose Manto	9-2
10 EXPLORATION		10-1
11 DRILLING		11-1
12 SAMPLING METHOD AND APPROACH		12-1
13 SAMPLE PREPARATION, ANALYSES AND SECURITY		13-1
14 DATA VERIFICATION		14-1
	Independent Assay of Drill Core	14-1
	Quality Assurance and Quality Control	14-1
15 ADJACENT PROPERTIES		15-1
16 MINERAL PROCESSING AND METALLURGICAL TESTING		16-1
17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES		17-1
	Summary	17-1
	Resource Database	17-1
	Geological Interpretation and 3D Solids	17-2
	Statistical Analysis	17-4
	Cutting High-Grade Values	17-5
	Compositing	17-9
	Density	17-11
	Variography	17-13
	Interpolation Parameters	17-16
	Block Model	17-21
	Preliminary Open Pit Shell and Cut-off Grade	17-21
Classification and Drill Hole Spacing	17-22
Resource Reports	17-23
Mineral Resource Validation	17-26
18 OTHER RELEVANT DATA AND INFORMATION	18-1
19 INTERPRETATION AND CONCLUSIONS	19-1
20 RECOMMENDATIONS	20-1
21 REFERENCES	21-1
22 DATE AND SIGNATURE PAGE	22-1
23 CERTIFICATE OF QUALIFIED PERSON	23-1

Page i

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

LIST OF TABLES

PAGE
Table 1-1	Proposed Budget - Phase I	1-3
Table 1-2	Resource Report by Zone	1-5
Table 4-1	List of Claims	4-1
Table 6-1	Peñoles Drilling Summary	6-1
Table 9-1	Significant Intercepts	9-1
Table 11-1	Summary of Drilling Used to Estimate Resources	11-2
Table 14-1	Independent Sampling by Scott Wilson RPA	14-1
Table 14-2	Certified Reference Materials for Molybdenum	14-4
Table 14-3	Results for Certified Reference Materials	14-4
Table 17-1	Mineral Resource Estimate – July 12, 2010	17-1
Table 17-2	Summary of Twinned Holes	17-2
Table 17-3	Descriptive Statistics of Resource Assay Values	17-4
Table 17-4	Descriptive Statistics of Cut Resource Assay Values	17-8
Table 17-5	Descriptive Statistics of Composite Values	17-11
Table 17-6	Variogram Models	17-17
Table 17-7	Open Pit Optimization Assumptions	17-22
Table 17-8	Resource Report by Zone	17-24
Table 17-9	Resources by Cut-off	17-25
Table 17-10 Volume Comparison		17-26
Table 20-1	Proposed Budget - Phase I	20-1

Page ii

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

LIST OF FIGURES

PAGE
Figure 4-1	Location Map	4-3
Figure 4-2	Property Map	4-4
Figure 4-3	Claim Map	4-5
Figure 7-1	Location of Cinco de Mayo in Relation to Early Mesozoic Basins	7-1
Figure 7-2	Stratigraphic Column	7-4
Figure 7-3	Local Geology	7-5
Figure 7-4	Structural Cross-Section of the Cinco de Mayo District	7-7
Figure 7-5	Development of the Lucia Fault	7-8
Figure 8-1	CRD Exploration Model	8-3
Figure 14-1	Control Chart for Molybdenum Blanks	14-2
Figure 14-2	Control Chart for Gold Blanks	14-3
Figure 14-3	Scatterplot of Molybdenum Pulp Duplicates	14-5
Figure 14-4	Scatterplot of Molybdenum Duplicates – 0.1% to 0.5% Grade Range	14-6
Figure 14-5	Scatterplot of Gold Pulp Duplicates	14-7
Figure 14-6	Scatterplot of Molybdenum Reject Duplicates	14-8
Figure 14-7	Scatterplot of Gold Reject Duplicates	14-9
Figure 17-1	3D View of Pozo Seco Wireframes	17-4
Figure 17-2	Histogram of Molybdenum Resource Assays	17-6
Figure 17-3	Histogram of Gold Resource Assays	17-7
Figure 17-4	Histogram of Sample Lengths (0.25 metre bins)	17-9
Figure 17-5	Histogram of Sample Lengths (0.5 metre bins)	17-10
Figure 17-6	Histogram of Density Values Within Wireframes	17-12
Figure 17-7	Histogram of Density Values Outside Wireframes	17-13
Figure 17-8	Downhole Variogram Molybdenum	17-14
Figure 17-9	Variogram for Molybdenum, Major Axis	17-14
Figure 17-10 Variogram for Molybdenum, Minor Axis		17-15
Figure 17-11 Downhole Variogram for Gold		17-16
Figure 17-12 Level Plan		17-18
Figure 17-13 Vertical Section 10,300 NW		17-19
Figure 17-14 Longitudinal Section 9,875 NE		17-20

Page iii

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

1  SUMMARY

EXECUTIVE SUMMARY

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by Mr. Dan MacInnis, President and CEO of MAG Silver Corp. (MAG Silver), to prepare an independent Technical Report on the Cinco de Mayo Project located in Chihuahua State, Mexico.  The purpose of this report is for public disclosure of an initial Mineral Resource estimate for the Pozo Seco molybdenum-gold deposit effective July 12, 2010.  This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects.  Scott Wilson RPA visited the project on July 5 to 7, 2010.

CONCLUSIONS

Pozo Seco is a structurally controlled Mo-Au deposit hosted in silicified breccias located four kilometres southwest of the José Manto, an Ag-Pb-Zn-Au-Cu-W sulphide-dominant Carbonate Replacement Deposit (CRD) body.  The Pozo Seco breccias experienced multiple stages of movement with repeated silicification and mineralization events.  The molybdenum mineralization appears to have been deposited first, followed by gold, which continues at anomalous grades outside the molybdenum zone.  The Cinco de Mayo system shows many of the hallmarks of a large, integrated CRD system, suggesting that the two deposits may have a common source that could itself potentially host significant mineralization.

At Pozo Seco, drilling has outlined mineralization with three-dimensional continuity, and size and grades that can potentially be extracted economically.  MAG Silver’s protocols for drilling, sampling, analysis, security, and database management meet industry standard practices.  The drill hole database was verified by Scott Wilson RPA and is suitable for Mineral Resource estimation work.

Scott Wilson RPA prepared a Mineral Resource estimate for the Pozo Seco deposit based on drill results available to July 12, 2010.  At a cut-off grade of 0.022% Mo, the Indicated Mineral Resources are estimated at 29.1 million tonnes grading 0.147% Mo and 0.25 g/t Au, containing 94.0 million pounds Mo and 230,000 ounces Au.  Inferred Mineral Resources are estimated at 23.4 million tonnes grading 0.103% Mo and 0.17 g/t Au, containing 53.2 million pounds Mo and 129,000 ounces Au.  The estimate is constrained within a preliminary pit optimization using assumed costs, recoveries, and metal prices.  There are no Mineral Reserves estimated at the Cinco de Mayo Project.

1-1

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

The Pozo Seco deposit is open in several directions.  There is excellent potential to expand the Pozo Seco resource with step-out drilling.  There are, in addition to Pozo Seco and the José Manto, other targets on the property to be drill tested. The work program recommended is amply warranted.

Scott Wilson RPA considers that the Pozo Seco deposit should be advanced to the preliminary economic assessment stage.

RECOMMENDATIONS

The Pozo Seco deposit represents a significant Mo-Au discovery which, along with other prospects on the Cinco de Mayo Project, merits considerable exploration hence a substantial exploration program is recommended. Phase I proposed work includes advancing the Pozo Seco and José Manto deposits and continuing the on-going, property wide exploration program.

A program of 25,000 m of drilling is recommended for the Cinco de Mayo Project.  Approximately 12,000 m is recommended at Pozo Seco to trace the known mineralization both laterally and vertically and to better assess the continuity of the mineralized zones and the grade distribution. For similar reasons, an additional 8,000 m is recommended at the José Manto.  The remaining 5,000 m of drilling is recommended to follow up targets elsewhere on the property on a prioritized basis.

Exploration work including both ground surface and airborne geophysical surveys and geochemical sampling should be designed to better define the structural framework of the property and to better identify and prioritize drill targets within it.

A preliminary assessment is recommended to establish baseline economics of the Pozo Seco deposit.

The Phase I program is meant to extend the work currently on-going and should take until the end of 2011 to complete.  Table 1-1 summarizes the proposed Phase I program and budget.

1-2

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

TABLE 1-1 PROPOSED BUDGET - PHASE I
MAG Silver Corp. - Cinco de Mayo Project

Item	C$
Head Office Expenses	200,000
Land Payments and Tax	60,000
Geology	150,000
Geophysics	150,000
Geochemistry / Metallurgy	200,000
Trenching and Roads	50,000
Contract Labour	150,000
Drilling	4,000,000
GIS and Map Processing	20,000
Preliminary Economic Assessment	100,000
Total	5,080,000

Contingent upon the Phase I program results, a Phase II program is envisioned to begin in 2012.  The program would consist of definition and exploration drilling, continued metallurgical testing, environmental sampling and permitting, a resource estimate update and the initiation of a preliminary feasibility study (PFS). The expected cost of the Phase II program is in the order of six million dollars ($C6.0 million).

TECHNICAL SUMMARY

PROPERTY DESCRIPTION AND LOCATION

The Cinco de Mayo Project is located in north central Chihuahua State, approximately 190 km northwest of the state capital of Chihuahua City.  The Project consists of 24 concessions totalling 25,073.81 ha located in the Municipio de Buenaventura, immediately west of the village of Benito Juárez. Two of the 24 claims have been filed but not formerly issued by the mines office.  The Cinco de Mayo property is subject to a 2.5% net smelter return royalty.

SITE INFRASTRUCTURE

Other than exploration drill roads, there is currently no permanent infrastructure on the property.  A potential mining development on the property would likely have access to electric power from the Mexican national transmission grid.  A high tension power line bisects the southern part of the property, approximately ten kilometres south of the Pozo Seco deposit.

1-3

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

HISTORY

Small scale mining took place in at least twelve locations sometime prior to the 1990s.  There are no known records describing this historic production history.  A series of small claims in these areas were held by private Mexican individuals.

The area was visited by Peter Megaw in 1992 on behalf of Teck Corporation (Teck) as part of a reconnaissance program in Chihuahua State carried out from 1991 to 1994. Teck’s field work included detailed sampling of the jasperoid veins along Cinco Ridge. Megaw determined that the area exhibited characteristics favourable for large CRD deposits and that Cinco de Mayo looked very much like the distal portions of the Santa Eulalia deposit.  Teck chose to drop its interest in the property and transferred the property to Minera Cascabel S.A. de C.V. (Cascabel) in early 2000 with no retained interest.  Cascabel continued to stake claims until 2003.

GEOLOGY

The Project is located on the east bounding fault of the Carrizal Basin which, when deformed during the Laramide Orogeny, resulted in a western branch of the Mexican fold-thrust belt (MFTB).  The MFTB and the related Rocky Mountain fold-thrust belt (RMFTB) vary in timing and structural style from Alaska through Mexico depending on variations in stress, subduction zone geometry, and basin location and geometry.  In Mexico, the basins developed during an extensional regime that may have initiated as early as the Triassic but was clearly active during the Jurassic.  Subsequent shortening during Laramide Orogeny thrust the Jurassic and principally Cretaceous basin fill sediments onto the adjacent platforms.  Extension in the mid- to late Tertiary reactivated and reopened the thrust faults and developed further northwest-southeast oriented ground preparation.

The principal host of mineralization at the Cinco de Mayo Project is brecciated early-Cretaceous carbonate rocks within the Carrizal Basin and Casas Grandes Platform.  The Lucia Fault played an important role in the structural development of the mineralized breccias on the east side of the fault.  The Lucia Fault is thought to be an overturned gravity slide fault.

MINERAL RESOURCES AND MINERAL RESERVES

Scott Wilson RPA prepared a Mineral Resource estimate for the Pozo Seco deposit based on drill results available to July 12, 2010 (Table 1-2).  There are no Mineral Reserves estimated on the property at this time.

1-4

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

TABLE 1-2 RESOURCE REPORT BY ZONE
MAG Silver Corp. - Pozo Seco Project

Zone/Classification	Tonnage	Molybdenum	Molybdenum	Gold	Gold
	(Tonnes x 1,000)	(% Mo)	(pounds Mo)	(g/t)	(ounces)
Indicated
FW1	2,719	0.116	6,943,000	0.27	24,000
MZ	26,346	0.150	87,082,000	0.24	206,000
Total Indicated	29,066	0.147	94,012,000	0.25	230,000

Inferred
FW1	4,357	0.086	8,220,000	0.22	31,000
FW3	1,312	0.109	3,155,000	0.19	8,000
FW4	38	0.057	48,000	0.02	0
HW1	819	0.065	1,177,000	0.08	2,000
HW2	1,234	0.070	1,911,000	0.14	5,000
MZ	13,857	0.118	36,009,000	0.15	67,000
NWZ	1,759	0.069	2,686,000	0.27	15,000
Total Inferred	23,376	0.103	53,205,000	0.17	129,000

Notes:

1.

CIM Definition Standards have been followed for classification of Mineral Resources.

2.

The cut-off grade of 0.022% Mo was estimated using a Mo price of US$17/lb and assumed operating costs and recoveries.

3.

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

4.

Totals may not add correctly due to rounding.

A total of eight zones were modelled.  Most zones were modelled as tabular bodies elongated in the northwest-southeast direction and a shallow dip to the southwest.  The deposit has an overall strike length of 2,700 m and ranges from 50 m to 450 m wide and from 2 m to 100 m thick.  The zones extend from surface to 210 m depth, but are mostly within 150 m of surface.

Block grades were estimated by ordinary kriging using a minimum of one to a maximum of eight composites.  No more than four composites were used from any single drill hole.  The first pass grade interpolation used a search ellipse oriented in the plane of mineralization with distances approximately equal to the variogram ranges.  A second pass was applied to fill most blocks within the mineralized envelopes.

1-5

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

INTRODUCTION

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by Mr. Dan MacInnis, President and CEO of MAG Silver Corp. (MAG Silver), to prepare an independent Technical Report on the Cinco de Mayo Project located in Chihuahua State, Mexico.  The purpose of this report is for public disclosure of an initial Mineral Resource estimate for the Pozo Seco deposit effective July 12, 2010.  This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects.

MAG Silver is a Vancouver-based exploration company focused on silver exploration in Mexico.  MAG Silver is listed on the TSX Exchange and on the NYSE Alternext (formerly AMEX) exchange.  MAG Silver’s major asset has been the Juanicipio Joint Venture project located near Fresnillo, Zacatecas.  The major assets associated with the Cinco de Mayo Project are the Pozo Seco Mo-Au deposit and the José Manto Ag-Pb-Zn Carbonate Replacement Deposit (CRD) located in Chihuahua State.

The work on the Cinco de Mayo property is done under contract to MAG Silver by International Mineral Development and Exploration, Inc. (IMDEX) and Minera Cascabel S.A. de C.V. (Cascabel).  IMDEX and Cascabel are related privately-held geological consulting companies providing a range of contract exploration services to the mining industry in Mexico.

SOURCES OF INFORMATION

A site visit to the Cinco de Mayo Project was carried out by David Ross, M.Sc., P.Geo., Senior Consulting Geologist with Scott Wilson RPA on July 5 to 7, 2010.  He examined several outcrops, visited active drill sites, reviewed logging and sampling methods, inspected core from drill holes, and independently sampled six mineralized intervals.

Discussions on site and thereafter were held with:

•

Mr. Dan MacInnis, President and CEO, MAG Silver

•

Mr. James McGlasson, Technical Services Director, IMDEX,

•

Dr. Peter Megaw, C.P.G., President of IMDEX and Director of MAG Silver

•

Porfirio Padilla-Lara, President of Minera Cascabel S.A. de C.V.

•

Mr. Lyle Hanson, M.Sc., Regional Geologist, MAG Silver

•

Mr. Ken Robertson, P.Geo., Manager Geotechnical Services, MAG Silver

•

Mr. James Lyons, Consulting Geologist, El Paso, Texas

2-1

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

The documentation reviewed, and other sources of information, are listed at the end of this report in Section 21, References.

LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the SI (metric) system.  All currency in this report is US dollars (US$) unless otherwise noted.

μ	micron	kPa	kilopascal
°C	degree Celsius	kVA	kilovolt-amperes
°F	degree Fahrenheit	kW	kilowatt
μg	microgram	kWh	kilowatt-hour
A	ampere	L	litre
a	annum	L/s	litres per second
bbl	barrels	m	metre
Btu	British thermal units	M	mega (million)
C$	Canadian dollars	m2	square metre
cal	calorie	m3	cubic metre
cfm	cubic feet per minute	min	minute
cm	centimetre	MASL	metres above sea level
cm2	square centimetre	mm	millimetre
d	day	mph	miles per hour
dia.	diameter	MVA	megavolt-amperes
dmt	dry metric tonne	MW	megawatt
dwt	dead-weight ton	MWh	megawatt-hour
ft	foot	m3/h	cubic metres per hour
ft/s	foot per second	opt, oz/st	ounce per short ton
ft2	square foot	oz	Troy ounce (31.1035g)
ft3	cubic foot	oz/dmt	ounce per dry metric tonne
g	gram	ppm	part per million
G	giga (billion)	psia	pound per square inch absolute
Gal	Imperial gallon	psig	pound per square inch gauge
g/L	gram per litre	RL	relative elevation
g/t	gram per tonne	s	second
gpm	Imperial gallons per minute	st	short ton
gr/ft3	grain per cubic foot	stpa	short ton per year
gr/m3	grain per cubic metre	stpd	short ton per day
hr	hour	t	metric tonne
ha	hectare	tpa	metric tonne per year
hp	horsepower	tpd	metric tonne per day
in	inch	US$	United States dollar
in2	square inch	USg	United States gallon
J	joule	USgpm	US gallon per minute
k	kilo (thousand)	V	volt
kcal	kilocalorie	W	watt
kg	kilogram	wmt	wet metric tonne
km	kilometre	yd3	cubic yard
km/h	kilometre per hour	yr	year
km2	square kilometre

2-2

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

RELIANCE ON OTHER EXPERTS

This report has been prepared by Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) for MAG Silver Corp. (MAG Silver).  The information, conclusions, opinions, and estimates contained herein are based on:

•

information available to Scott Wilson RPA at the time of preparation of this report,

•

assumptions, conditions, and qualifications as set forth in this report, and

•

data, reports, and other information supplied by MAG Silver and other third party sources.

For the purpose of this report, Scott Wilson RPA has relied on ownership information provided by MAG Silver.  Scott Wilson RPA has not researched property title or mineral rights for the Cinco de Mayo Project and expresses no opinion as to the ownership status of the property.

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party’s sole risk.

3-1

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

PROPERTY DESCRIPTION AND LOCATION

The Cinco de Mayo Project is located in north central Chihuahua State, approximately 190 km northwest of the state capital of Chihuahua City (Figure 4-1).  Chihuahua City is a major city with a population of about 750,000.  The Cinco de Mayo property is located immediately west of the village of Benito Juárez and is accessible along dirt roads.  The property is centred at roughly 305,000mE, 3,340,000mN (NAD 27 Mexico, Zone 13).

The Cinco de Mayo Project consists of 24 concessions totalling 25,073.81 ha located in the Municipio de Buenaventura (Figure 4-2). Table 4-1 lists the subject concessions along with their information including number, date of issue, expiry dates, and surface areas.  Two of the 24 claims have been filed but not formerly issued by the mines office.

All concessions in Mexico are now classed as exploration concessions with a 50 year life from the date of registration in the Public Registry of Mines. Concessions are renewable for an equal term so long as the concession is not cancelled by any act or omission sanctioned by the Mining Act and an application is filed within five years prior to its expiration.

TABLE 4-1 LIST OF CLAIMS
MAG Silver Inc. – Cinco de Mayo Project

Figure Label	Claim Name	Title Number	Date of Issue	Expiration Date	Area (ha)
1	DON JOSE	222251	22-Jun-2004	21-Jun-2054	1,640.00
2	DON JOSE II	235685	16-Feb-2010	15-Feb-2060	469.94
3	DON JOSE II FRACC. 1	235711	19-Feb-2010	18-Feb-2060	536.19
4	DON JOSE II FRACC. 2	235712	19-Feb-2010	18-Feb-2060	1,005.57
5	DON JOSE III	224331	26-Apr-2005	25-Apr-2055	78.79
6	DON JOSE III FRAC. 2	209293	30-Mar-1999	29-Mar-2049	32.79
7	DON JOSE IV REDUCCION	218474	31-Oct-2000	30-Oct-2050	348.55
8	DON JOSE V	212878	13-Feb-2001	12-Feb-2046	47.72
9	DON JOSE VI	234414	30-Jun-2010	29-Jun-2060	412.24
10	DON JOSE VII	Filed but not issued by the mines office			8.40
11	DON JOSE VIII	Filed but not issued by the mines office			17.90
12	DON ROBERTO	224252	22-Apr-2005	21-Apr-2055	453.44
13	CINCO DE MAYO	216086	9-Apr-2002	8-Apr-2048	65.00
14	DANIEL	229222	27-Mar-2007	26-Mar-2057	1,653.91
15	DANIEL 1	229249	28-Mar-2007	27-Mar-2057	4.86
16	INDEPENDENCIA	229744	13-Jun-2007	12-Jun-2057	17,096.91
17	LA MARY	230455	4-Sep-2007	3-Sep-2057	12.00
18	LA AMISTAD	230454	4-Sep-2007	3-Sep-2057	11.49
19	EL PLOMO	230475	6-Sep-2007	5-Sep-2057	20.00
20	LA FORTUNA	228746	18-Jan-2007	17-Jan-2057	132.90
21	LA SINFOROSA	228747	18-Jan-2007	17-Jan-2057	192.57
22	EL CHINACATE	228723	17-Jan-2007	16-Jan-2057	651.93
23	CAMARADA	228487	24-Nov-2006	23-Nov-2056	29.87
24	TRES AMIGOS	228148	6-Oct-2006	5-Oct-2056	150.82
Total					25,073.81

4-1

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

The primary claims of the Cinco de Mayo property were acquired by way of an option agreement with Cascabel dated February 26, 2004 (the Option Agreement).  The Cinco de Mayo property is subject to a 2.5% net smelter return royalty.  Under the terms of the Option Agreement, MAG Silver made scheduled cash and share payments together worth US$1,000,000 and incurred exploration expenditures totalling US$1,000,000 by July 26, 2009.  As at December 31, 2009, MAG Silver had paid acquisition costs totalling $1,324,205, comprised of $1,057,575 in cash, issued 165,670 Common Shares at a value of $266,630, and had completed approximately $17,901,130 in exploration costs on the Cinco de Mayo property (MAG Silver, 2010).  Additional concessions were acquired subsequent to signing the agreement and are subject to the terms of the agreement.

Scott Wilson RPA understands that required exploration permits for the current work program are in place. MAG Silver has indicated that there are no outstanding environmental liabilities associated with the property.

The property is surrounded by the 9,673,536 ha Juárez Asignación Minera Nacional but is not subject to it because it predates the assignment.  Furthermore, any concessions within the assignment that come open may be re-filed.

MAG Silver entered into surface rights agreements with the Municipio de Buenaventura and Ejido Benito Juárez and private landowners to allow for on-going exploration and development of the property (Figure 4-3).

4-2

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

SCOTT WILSON RPA www.scottwilson.com

United States of America
Legend:
Town
Highway
Railroad
Au & Ag Occurences
N
CINCO DE MAYO PROJECT
Cuidad Juarez
Porvenir
San Pedro Corralitos
Villa Ahumada
Nuevo Casas Grandes
Peña Blanca
Benito Juárez
Ricardo Flores Magon
Buenaventura
SONORA
CHIHUAHUA
Dolores
CIUDAD CHIHUAHUA
Santa Eulalia
Plomosas
San Carlos
Pinos Altos
La Junta
Cusihuriachic
La Perla
Moris
Bocoyna
Naica
Ciudad Camargo
COAHUILA
Monterde
Palmarejo
Urique
Millonaria
Batopilas
Hidalgo del Parral
Jimenez
Reforma
El Sauzal Deposit
San Fco. Del Oro
Lluvia de Oro
Moreros
Sta. Barbara
La Dura
Calabacillas
Nepomuceno
SINALOA
DURANGO
0 40 80 120 160 200
Kilometres
Mexico
Gulf of Mexico
Pacific Ocean
Chihuahua
Mexico City
September 2010

Figure 4-1

**MAG Silver Corp.**

***Cinco de Mayo Project***

*State of Chihuahua, Mexico*

**Location Map**

4-3

4-3

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

SCOTT WILSON RPA www.scottwilson.com

295,000 mE
300,000 mE
305,000 mE
310,000 mE
315,000 mE
3,350,000 mN
3,345,000 mN
3,340,000 mN
3,335,000 mN
3,330,000 mN
3,325,000 mN
N
Jose Manto
Sierra Santa Lucia
Pozo Seco
Sierra del Ruso
0 1 2 3 4 5
Kilometres
Legend:
Historic Mine Workings
Drillhole Collar
Deposit Area
Property Boundary
Internal Property Boundary
Regional Powerline
Local Powerline
Roads
Mineralized Fault
Mineralized Structure
Figure 4-2
MAG Silver Corp.
Cinco de Mayo Project
State of Chihuahua, Mexico
Property Map
September 2010
Source: MAG Silver Corp., 2010.

4-4

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

SCOTT WILSON RPA www.scottwilson.com

295,000 mE
300,000 mE
305,000 mE
310,000 mE
315,000 mE
3,350,000 mN
3,345,000 mN
3,340,000 mN
3,335,000 mN
3,330,000 mN
3,325,000 mN
N
Jose Manto
Pozo Seco
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
0 1 2 3 4 5
Kilometres
Legend:
Mineral Rights
Property Outline
Claim Boundaries
16 Claim Label (Table 4-1)
Surface Rights
Other
Lagartos (MAG) Owned
Lagartos (MAG) Leased
Deposit Area
September 2010
Source: MAG Silver Corp., 2010.

Figure 4-3

**MAG Silver Corp.**

*Cinco de Mayo Project*
*State of Chihuahua , Mexico*
**Claim Map**

4-5

4-5

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

ACCESSIBILITY

The Cinco de Mayo Project is located in north central Chihuahua State, approximately 190 km northwest of the state capital of Chihuahua City.  The property is accessible by driving north from Chihuahua City on Federal Highway 45D for approximately 92 km to Highway 7D, then driving northwesterly for approximately 108 km to the town of Ricardo Flores Magón. MAG Silver’s base of operations is located in Ejido Benito Juárez, a distance of about 20 km north of Ricardo Flores Magón along Highway 10.  The Cinco de Mayo property is located immediately west of Benito Juárez and is accessible along dirt roads.

CLIMATE

The climate is dry to semi-arid, although there is regular rainfall. The average annual temperature is 20°C.  Annual rainfall ranges from 220 mm to 1,000 mm.

LOCAL RESOURCES

The closest full service town, Nuevo Casas Grandes, is located approximately 100 km to the northwest from the property. Nuevo Casas Grandes has a population of approximately 55,000 and has most services including medical services and accommodations. A greater range of services is available at Chihuahua City located about a two and a half hour drive by paved highway.

The closest airport with daily service to Mexico City, Dallas-Fort Worth, and Houston is located at Chihuahua City.  Daily service to Mexico City and other cities in Mexico is available nearby at Juarez City.

INFRASTRUCTURE

Other than exploration drill roads used to access drill sites, there is currently no permanent infrastructure on the property.

5-1

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

A potential mining development on the property would likely have access to electric power from the Mexican national transmission grid.  A high tension power line bisects the southern part of the property, approximately ten kilometres south of the Pozo Seco deposit (Figure 4-2).

PHYSIOGRAPHY

Elevations on the property range from 1,330 MASL in the valley floor east of Sierra Santa Lucia to 1,940 MASL along the Sierra Santa Lucia ridge.

Vegetation on the property is sparse and consists of range grass and scattered cacti and other shrubs with occasional Mesquite trees.

5-2

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

HISTORY

Small scale mining took place in at least twelve locations sometime prior to the 1990s (Figure 4-2).  There are no known records describing this historic production history.  A series of small claims in these areas were held by private Mexican individuals.

The area was visited by Peter Megaw in 1992 on behalf of Teck Corporation (Teck) as part of a reconnaissance program in Chihuahua State carried out from 1991 to 1994. Megaw determined that the area exhibited characteristics favourable for large CRD deposits and that Cinco de Mayo looked very much like the distal portions of the Santa Eulalia deposit (Megaw, 1997).  Teck’s field work included reconnaissance mapping and detailed sampling of the jasperoid veins along Cinco Ridge. Teck chose to drop its interest in the property and transferred the property to Cascabel in early 2000 with no retained interest.  Cascabel continued to stake claims until 2003.

In the mid1990s, an affiliate of Industrias Peñoles S.A. de C.V. (Peñoles) drilled six reverse circulation holes for a total of 1,368 m to test several silicified zones (Table 6-1). The holes were drilled in an area not controlled by Cascabel at the time but that was later acquired.

TABLE 6-1 Peñoles Drilling Summary
MAG Silver Inc. – Cinco de Mayo Project

Hole	Easting	Northing	Elevation (MASL)	Attitude		Length
				Az.	Dip	(m)
SL-1	304 508	3 339 822	1625	059°	-70°	232.5
SL-2	304 489	3 339 981	1627	059°	-70°	199.5
SL-3	304 553	3 339 650	1623	060°	-80°	250.5
SL-4	305 020	3 338 940	1673	065°	-85°	283.5
SL-5	304 395	3 344 796	1498	000°	-70°	151.5
SL-6	304 387	3 344 843	1496	180°	-55°	250.5

In 2004, MAG Silver optioned the ground from Cascabel.  The agreement is summarized in Section 4 of this report.

6-1

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

GEOLOGICAL SETTING

Most of the following section is derived or copied from Lyons, 2010.

REGIONAL SETTING

The Cinco de Mayo Project is located on the east bounding fault of the Carrizal Basin which when deformed during the Laramide Orogeny resulted in a western branch of the Mexican fold-thrust belt (MFTB).  The MFTB and the related Rocky Mountain fold-thrust belt (RMFTB) vary in timing and structural style from Alaska through Mexico depending on variations in stress, subduction zone geometry, and basin location and geometry.  The MFTB in Chihuahua is the product of shortening along a northeast axis of the Chihuahua and Carrizal Mesozoic intracratonic basins.  Recent regional and local mapping (Lyons, 2010) has documented a subdivision of the well known Chihuahua Basin in northeastern Chihuahua into two subparallel basins, the Chihuahua Basin, and the newly defined Carrizal Basin in central Chihuahua (Figure 7-1).

FIGURE 7-1   LOCATION OF CINCO DE MAYO IN RELATION TO EARLY MESOZOIC BASINS

Ciudad Juarez
FLORIDA
NORTH AMERICAN CRATON
BISBEE BASIN
CARRIZAL BASIN
CHIHUAHUA BASIN
Nuevo Casas
Grandes
Cinco
de Mayo
Sierra
Mojina
CASAS GRANDES
PLATFORM
ALDAMA
RIDGE
Ojinaga
COAHUILA
PLATFORM
0
50
100
kilometers
Chihuahua

7-1

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

Previous tectonic models had grouped the Carrizal Basin as part of the Chihuahua Basin.  The Florida-Aldama Ridge is now known to separate the two basins.  The platform to the west Carrizal Basin is now named Casas Grandes Platform, after the archeological site located 100 km to the northwest.

The basins developed during an extensional regime that may have initiated as early as the Triassic but was clearly active during the Jurassic.  Subsequent shortening during Laramide Orogeny thrust the Jurassic and principally Cretaceous basin fill sediments onto the adjacent platforms.  Extension in the mid to late Tertiary reactivated and reopened the thrust faults and developed further northwest-southeast oriented ground preparation.

Episodic Eocene, Oligocene, and Miocene magmatism is documented throughout the region.  Dacitic to rhyodacitic Eocene volcanic rocks are interpreted to be related to on-going folding (Lyons, 2010).  Miocene bimodal rhyolitic and basaltic andesitic volcanic rocks are thought to be related to extension.

The Oligocene magmatism may represent a period of transition between shortening and extension.  Most of the CRDs in Mexico were formed at this time, with the largest forming over the deep-seated, large-scale fault zones (Megaw et al., 1988; Megaw et al., 1996).  Cinco de Mayo Project lies near a major northwest fault structure on the western margin of the Carrizal Basin.  Magmatism was active prior to the Oligocene, but if extension was occurring during the Oligocene, the newly reopened faults might act as conduits of intrusion emplacement and fluid flow at shallow levels within the structurally prepared Mesozoic carbonate sequence.

LOCAL GEOLOGY

The principal host of mineralization at the Cinco de Mayo Project is brecciated early-Cretaceous carbonate rocks within the Carrizal Basin and Casas Grandes Platform.

The stratigraphic column (Figure 7-2) applies the same code and colour scheme as the geologic district map provided in Figure 7-3.  The lowermost unit is the regionally altered Permian Scherrer Formation, followed by the Lower Cretaceous Las Vigas clastic formation.  The Lower Cretaceous Lower Cuchillo Formation consists of lagoonal sediments including sabkhas, partially dissolved evaporites and related collapse.

7-2

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

The stratigraphic column (Figure 7-2) applies the same code and colour scheme as the geologic district map provided in Figure 7-3.  The lowermost unit is the regionally altered Permian Scherrer Formation, followed by the Lower Cretaceous Las Vigas clastic formation.  The Lower Cretaceous Lower Cuchillo Formation consists of lagoonal sediments including sabkhas, partially dissolved evaporites and related collapse breccias, lagoonal reefs, and laminated black calcareous mud; together indicating shallow lagoonal seas with cyclical inundation.  The Upper Cuchillo Formation indicates a significant deepening of the platform with sparse fossils in thin-bedded micritic limestone and shale.  Subsequent shallowing resulted in the massive fossiliferous, cherty reef, and shallow platform open sea carbonate banks of the Benigno and Finlay formations.  These are separated by the fossiliferous lagoonal marls of the Lagrima Formation.  This large reef build-up was again followed by a deeper sea calcareous shale environment with sparse fossils of the Benevides Formation.  With the inception of volcanic activity to the west during the Late Cenomanian, siliciclastic sedimentation initiated with the Indidura Formation laminated siltstone.  Increased clastic input of immature volcanically derived sandstones sourced from the Late Cretaceous Tarahumara continental arc fed the deposition of the Ojinaga Formation.  Folding and thrusting is thought to have started in the Late Cretaceous, and extended into the Eocene.  The local dacitic volcanic rocks appear to correlate with regional Eocene volcanic rock but could be Oligocene in age.

Intrusive rocks in the immediate area are dominated by andesitic to dioritic dikes and sills.  Sparse felsitic dikes, occasionally with quartz phenocrysts, have been encountered in the more altered areas.  Coarse grained diorites outcrop 15 km to the north and 22 km to the east of Cinco de Mayo.

7-3

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

FIGURE 7-2   STRATIGRAPHIC COLUMN

QUATERNARY

Quaternary-Tertiary Basalt (Qbslt)

TERTIARY

Dacite flows and tuffs (Tdft)

Dacite agglomerate (Tdag)

UPPER CRETACEOUS

Ojinaga Formation (Koj): Immature sandstone and mudstone derived from volcanic sources

Indidura Formation (Kin): Laminated quartz siltstone and mudstone

LOWER CRETACEOUS

Benavides Formation (Kbv): Laminated calcareous shale weakly fossiliferous with zones of bedded micritic limestone

Finlay Formation (Kf): Fossiliferous cherty limestone with storm rip-up clasts

Lagrima Formation (Kl): Calcareous shale, moderately fossiliferous

Benigno Formation (Kbg): Fossiliferous cherty limestone with bioturbated top

Upper Cuchillo Formation (Kcuu): Thin bedded micritic limestone and shale

Lower Cuchillo (Kcul): Sabkhas, evaporites and laminated calcareous mudstone

Las Vigas (Klv): Clastic sediments

PERMIAN

Scherrer Formation (PTr)

7-3

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

SCOTT WILSON RPA www.scottwilson.com

SIERRA SAN LUCIA
SIERRA DEL RUSO
CROSS SECTION LINE
Property Boundary
N
Kilometres
0 1 2 3 4

Legend:
- Mapped Faults
- Inferred Faults
- Section Line
- Property Boundary
- Internal Property Boundary

Figure 7-3

**MAG Silver Corp.**

*Cinco de Mayo Project*
*State of Chihuahua, Mexico*

**Local Geology**

*September 2010* *Source: J. Lyons, 2010.*

7-5

7-4

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

STRUCTURAL GEOLOGY

Early Mesozoic extensional tectonics resulted in a rifted margin along Mexico’s west coast and the opening of the Gulf of Mexico on the east coast.  At the same time, Mexico was split into several basins running the length of the country.  In the Late Jurassic and Early Cretaceous (160 to 120 million years ago), these basins were filled with continental derived clastic sediments followed by extensive carbonate platforms (120 to 98 million years ago).

During the Laramide Orogeny (~90 to ~40 million years), volcanism buried the carbonate platforms with volcanic detritus and produced significant shortening that occurred across the width of the basins.  On the west margin of the Carrizal Basin, the shortening is documented in the three repeated sections of the Early Cretaceous limestones found in Sierra Santa Lucia (Figure 7-4).  The clearest marker of the Carrizal Basin margin is the inverted block of Permian basement pushed up against the flat lying beds of the Casas Grandes Platform.  To the east within the Carrizal Basin, folding of the Cretaceous is most prevalent structural style mapped.  This folding begins immediately east of Cerro Cinco de Mayo in the form of a syncline in the Indidura and Ojinaga Formations.

7-5

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

SCOTT WILSON RPA

SW
NE
(Looking Northwest, no vertical exageration)
Casas Grandes Platform
Sierra del Ruso
Sierra Santa Lucia
KL-Lagrima Shale
Carrizal Intracratonic Basin
1,500m above msl
Qal
Kbv-Benevides Shale
Kf-Finlay Limestone
Kbg- Benigno Limestone
Kcu- Cuchillo Limestone and Shale
PTr- Permo-Triasssic Basement
Kbg
Kcuu
Kcu
Kf
Kbv
PTr
Koj- Ojinaga
Koj
Mean Sea Level
0
1
2
3
4
Kilometres

Figure 7-4

**MAG Silver Corp.**

***Cinco de Mayo Project***

*State of Chihuahua, Mexico*

**Cinco de Mayo District Cross-Section**

*September 2010*

***Source: J. Lyons, 2010.***

7-7

www.scottwilson.com

7-6

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

The Lucia Fault which separates the Sierra Santa Lucia from the Sierra del Ruso (Figure 7-3) played an important role in the structural development of the mineralized breccias on the east side of the fault.  Figure 7-5 illustrates the progression of the partly overturned fault developed as a deformed gravity slide fault.  The Santa Lucia Fault is first shown as a thrust fault (Figure 7-5a), followed by a gravity slide normal fault of its oversteepened nose (Figure 7-5b and 7-5c), followed by the overturning of its trailing edge by continued thrusting (Figure 7-5d).  The approximate location of the Pozo Seco deposit is circled in red.

FIGURE 7-5   DEVELOPMENT OF THE LUCIA FAULT

7-7

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

DEPOSIT TYPES

Pozo Seco is a structurally controlled Mo-Au deposit hosted in silicified breccias that lie four kilometres southwest of the José Manto, a Ag-Pb-Zn-Au-Cu-W sulphide-dominant CRD body. The Pozo Seco breccias experienced multiple stages of movement, with repeated silicification and mineralization events.  The molybdenum mineralization appears to have been deposited first, followed by gold, which continues at anomalous grades outside the molybdenum zone.  Pozo Seco molybdenum mineralization is comparable in style to the molybdenum-bearing mineralization that occurs in the proximal parts of several major Mexican CRD systems, but is many times more extensive than the largest known occurrence, the San Martin-Sabinas skarn-CRD system in Zacatecas.  Gold-bearing silicified limestone breccias (jasperoids) are also common in Mexican CRD systems, but again the Pozo Seco gold mineralized jasperoid is substantially larger than the largest known occurrence, the Santa Eulalia CRD-skarn system in central Chihuahua.

CRDs are complexly zoned polymetallic Ag-Pb-Zn-Cu-Au deposits, many of which have also produced economic quantities of Mo, W, Sn, V, Te, Co, In, Ge and Ga, either as by-products, or from discrete bodies dominated by one or more of these metals.  Historically, CRDs have contributed 40% of Mexico's silver production, making them second only to epithermal veins as sources of silver. Currently, CRDs provide most of Mexico’s zinc and  lead production. CRDs in Mexico range up to over 100 million tonnes in size and collectively define a narrow, 2,200 km long belt along the intersection of the Laramide-aged MFTB and the Tertiary volcanic plateau of the Sierra Madre Occidental.  This intersection created a zone where structurally prepared carbonate host rocks were invaded by metals-rich intrusive bodies.  This combination is an essential element of the CRD exploration/mineralization model and the Cinco de Mayo Project lies directly along this trend.

8-1

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

Cinco de Mayo lies on the western bounding fault of the Carrizal Basin, the same structure that hosts major CRDs such as Santa Eulalia, Naica, San Pedro Corralitos, and Terrazas. This crustal break first controlled deposition of a thick section of carbonate host rocks with later movements creating abundant structural fluid pathways until finally it guided metals-rich magmas into place for optimal mineral deposition.  Mineralization has been encountered at Cinco de Mayo over an area at least 10 km by 12 km, an areal extent comparable to the largest Mexican CRDs.

CRDs are zoned over kilometres laterally and vertically from central intrusions with mineralized skarn lenses along their flanks to mineralized skarns along dike or sill offshoots; to vertical to steeply oriented tabular or tubular “chimneys” composed dominantly of massive sulphides; to flat-lying tabular elongate "mantos" composed of massive sulphides; to a distinctive series of alteration styles that may extend for additional hundreds of metres from sulphides (Figure 8-1). The dominant metals change with distance from the source intrusion, with the highest silver grades occurring in the distal manto-dominated part of the system. "Trace" metals also display zoning with Mo, W, Co, In, and Ge generally occurring in the proximal zones and Sn, V, Te, and Ge occurring in the distal zones.  Gold tends to be concentrated in the most proximal and most distal zones, often with pervasive silicification. Mineralization is typically continuous from the source intrusion to the fringes of the system, with the largest mines exploiting the full range of mineralization styles.

Distinct alteration and mineralization patterns characterize each zone and can be used to trace mineralization from one zone to another. Large CRDs are characteristically multi-stage systems showing evidence for multiple intrusion, mineralization, and alteration events. This results in overprinting of the various stages and creates complex, but substantial mineralized bodies.  This is especially true where the mineralizing fluid channelways are repeatedly reactivated and remineralized during successive mineralization and alteration stages.

The Cinco de Mayo system shows many of the hallmarks of a large, integrated CRD system, which indicates that the Pozo Seco Mo-Au body and the Ag-Pb-Zn-Cu-Au-W bearing José Manto may have a common source that could itself hold significant potential mineralization.

8-2

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

FIGURE 8-1   CRD EXPLORATION MODEL

Uplifted Block
Veins
(Anomalous Ag, Pb, Zn, F)
E
Dikes & Faults
Manto
Hornfels
Chimney
Cryptic Aureole / Alteration
Skarn
Stock
W
Lithology
Intrusive
Limestone
Dominant Metal
Copper
Zinc
Lead
Alteration
Alteration Aureole
Hornfels
1 km

8-3

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

MINERALIZATION

The two main deposits defined to date at Cinco de Mayo are: the shallow Pozo Seco Mo-Au mineralization located on the west side of Sierra Santa Lucia and the deeper José Manto Pb-Zn-Ag mineralization.  This report focuses on the Pozo Seco deposit, however, the José Manto is briefly mentioned for completeness.

POZO SECO

Pozo Seco Mo-Au mineralization is hosted primarily in brecciated Upper Cuchillo limestone.  Brecciation is most intense along the Lucia Fault over a strike length of two kilometres and extends up to 300 m east of the fault in a tabular body up to 100 m thick.  Veining related to the brecciation is dominated by white calcite and dark chalcedony.  Pyrite, galena, and sphalerite are found in a core of the high grade oxide mineralization and within deeper veins.

The main molybdenum mineral is powellite, a calcium molybdate, and is easily recognized by its yellow-orange fluorescence under an ultraviolet light.  Powellite occurs as late stage vein-fracture fill and banded open space coatings on brecciated rock.  Other recognized Mo minerals include ferrimolybdite and ilsemanite.  The mineralogical site of the anomalous arsenic present has not been determined.  The limited sulphide core has evidence of precursor molybdenite.  Typical drill hole intercept grades and thicknesses are provided in Table 9-1.

TABLE 9-1 SIGNIFICANT INTERCEPTS
MAG Silver Corp. - Cinco de Mayo Project

Hole ID	From (m)	To (m)	Length (m)	Vertical Thickness (m)	Au (g/t)	Mo (%)
CM08-083	12.3	75.6	63.3	63.4	0.11	0.179
CM09-130	36.6	81.3	44.7	44.5	0.08	0.503
CM09-137	37.1	79.6	42.4	42.5	0.01	0.209
CM09-138	36.2	79.3	43.1	36.9	0.21	0.159
CM09-139	26.4	76.0	49.6	49.6	0.81	0.401
CM09-140	34.3	53.2	18.8	18.9	0.72	0.236
CM09-141	13.5	66.3	52.8	52.6	0.20	0.119
CM09-142	7.8	45.9	38.1	38.1	0.15	0.116
CM09-144	18.5	74.3	55.9	55.7	0.24	0.132
CM10-175	31.4	85.3	53.9	52.5	0.65	0.326
CM10-184	26.4	56.7	30.3	30.3	0.09	0.161
CM10-190	54.9	68.9	14.1	14.1	0.28	0.118
CM10-200	39.4	68.1	28.8	28.7	0.05	0.130
CM10-203	19.0	74.5	55.4	55.7	0.03	0.255
CM10-206	31.3	66.8	35.5	35.5	0.49	0.242
CM10-209	5.0	72.5	67.5	67.5	0.33	0.176
CM10-213	6.8	76.9	70.1	70.1	0.18	0.207
CM10-217	8.3	85.2	76.9	76.9	0.15	0.275
CM10-223	25.7	72.7	47.1	46.9	0.21	0.197
CM10-225	1.5	73.6	72.0	74.2	0.23	0.151
CM10-228	0.7	68.6	67.9	49.7	0.20	0.131
CM10-234	66.3	90.9	24.6	19.3	0.29	0.113
CM10-240	24.0	65.0	41.0	41.0	0.26	0.166
CM10-249	11.3	78.7	67.3	67.4	0.22	0.178
CM10-261	23.9	52.2	28.3	28.3	0.07	0.199
CM10-262	16.7	118.3	101.6	101.2	0.23	0.180
CM10-264	25.0	96.0	71.0	70.8	0.43	0.154

9-1

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

Textures observed and geochemistry suggest a boiling environment.  The multiple brecciation stages could result from explosive boiling repeatedly breaking of a developing silica seal to the system and coeval thrusting.  The tabular form could be the result of brecciation and later solution along a low angle fault or may be a result explosive fracturing, silica healing and refracturing by boiling at the paleo-phreatic level.

JOSE MANTO

The José Manto consists of bedding and contact controlled, fine to coarse grained massive pyrite, pyrrhotite, galena, sphalerite with minor acanthite (Ag2S).  Veins of similar mineralization are intersected with the drilling, but the current drill hole spacing is not sufficient to define vein orientations. The sulphides are commonly brecciated and remineralized by later sulphide stages.  Sphalerite colour varies from honey to brown, with separate stages showing differences in colour.  The sulphides are commonly banded; locally reflecting the shapes of partially replaced limestone domains, but generally highly contorted with no apparent relationship to any pre-existing opening or domain shape.  This is a typical geometry of replacement mineralization.  Pyrite replacements after platy pyrrhotite are common.  Gangue is dominated by calcite with minor fluorite.  Alteration of the surrounding limestone is generally limited to a narrow recrystallized and bleached selvage, and localized silicification.

Additional drilling at the José Manto is recommended.

9-2

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

EXPLORATION

Work on the property prior to MAG Silver’s involvement is covered in Section 6, History.  Work by MAG Silver began in mid-2004 with preliminary regional geological mapping.  Work continued in early 2005 with the completion of an orientation biogeochemical survey that revealed strong linear zinc and copper anomalies coincident with structural lineaments exposed along the eastern edge of Sierra Santa Lucia.

From November to December, 2005, Zonge Engineering & Research Organization, Inc. (Zonge) completed a five line natural source audio magnetotelluric (NSAMT) survey. Based on the initial results, Zonge completed an additional seven lines from April to May 2006. In total, 45 line kilometres using 50 m dipoles were completed. The survey lines were oriented in a northwest direction, parallel to Cinco de Mayo Ridge, and northeast direction, across the ridge and parallel to a jasperoid vein system.  In all, data from 902 stations were acquired in 180 setups.

The strongest anomalies were detected off the northeast flank of the ridge, where most of the historic prospecting has taken place. A series of anomalies on the southwest side of the ridge corresponded closely with jasperoid veinlet system (Van Reed and Liu, 2006).

In December 2006, Aeroquest Surveys (Aeroquest) completed a 450 line-kilometre combined magnetic and electromagnetic helicopter-borne survey. The survey was flown using Aeroquest’s AeroTEM II time domain electromagnetic system in conjunction with a high-sensitivity cesium vapour magnetometer. The survey was flown at 100 m line spacings.

Combining the geological, geochemical, biogeochemical, and geophysical data and interpretations, MAG Silver developed a series of drill targets along a prominent northwest trending fault zone that cuts strongly folded massive limestone and limestone-rich sedimentary rocks.

The Pozo Seco discovery hole (CDM-08-83) was drilled to test for mineralized Finlay Formation located in thrust sheets to the southwest of the José Manto.  The hole was designed to test the down-dip projection of Finlay Formation hosted jasperoids based on a northeast dipping thrust system.  CDM-08-83 intersected a 63 m section averaging 0.18% Mo and 0.11 g/t Au.

10-1

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

Geotech Ltd. flew a Versatile Time Domain Electromagnetic (VTEM) survey in February 2009.  A total of 1,920 line kilometres at 125 m spacing were flown for a total area of 217.5 km2.  The Pozo Seco deposit produced a string of electromagnetic anomalies.  Also in February 2009, Geotech Ltd. flew a Z-Axis, Tipper Electromagnetic Airborne Survey (ZTEM).  A total of 413 line-kilometres at 250 m spacing were flown for a total area of 103 km2.  The Pozo Seco deposit produced a string of strong electromagnetic anomalies.  The aeromagnetic component of the survey outlined a deep seated magnetic high that may be a granitic intrusive that influenced the mineralizing events. Three other anomalous areas have been identified and require follow-up.

The combined geophysical surveys revealed magnetic, VTEM and ZTEM anomalous responses near to hole CM08-83.  This recognition resulted in spotting hole CM09-130, which intersected 45 m of 0.5% Mo starting just below the surface.  Subsequent drilling was effectively a series of step-outs from this hole.

10-2

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

DRILLING

As of the effective date of the current Mineral Resource estimate, 336 holes totalling 168,459 m have been drilled on the Cinco de Mayo property.  Of these, 119 are located in or nearby the Pozo Seco deposit and were used to model the mineralization (Table 11-1).

Drilling is contracted to Major Drilling de Mexico, S.A. de C.V. (Major) of Hermosillo.  At the time of the site visit in July 2010, Major was operating two drills on the property. Diamond drill holes are commonly collared using HQ (63.5 mm core diameter) equipment and reduced to NQ (47.6 mm core diameter) or BQ as drilling conditions dictate. The collar location is surveyed by differential GPS instrumentation using the coordinate system UTM Zone 13, NAD27 for Mexico.  The attitude of the drill head is set by compass and downhole deviation is monitored using an Icefields instrument with readings taken at intervals varying from 10 m to 30 m.  More than two-thirds of holes used to estimate resources are vertical.

A Cascabel project geologist is at the drill to end each hole.  Twice daily, drill core is transported by Cascabel personnel to MAG Silver’s logging and sampling facility in Benito Juárez.

Once the hole is completed, the casing is pulled and the collar is identified with labelled cement monuments. The site is then re-vegetated according to local regulations and standards. Drill hole recovery is good except for the occasional fault zone.

Major drilled eleven reverse circulation (RC) holes using a UDR1000-44 multi-purpose rig.  Seven RC holes twinned diamond core holes.  Comparison of diamond core holes and twinned RC holes indicates good repeatability for molybdenum, but poor repeatability for gold, and therefore RC drilling was discontinued.  The four non-twinned RC holes were used to estimate resources.

11-1

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

TABLE 11-1 SUMMARY OF DRILLING USED TO ESTIMATE RESOURCES
MAG Silver Corp. - Cinco de Mayo Project

	Number Holes	Total (m)	Average Length (m)
2008
DDH	1	988	988
RC	0	0	0

2009
DDH	25	6,905	276
RC	0	0	0

2010
DDH	89	25,968	292
RC	4	450	113
Subtotals

DDH	115	33,861	294
RC	4	450	113
Total	119	34,311	288

11-2

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

SAMPLING METHOD AND APPROACH

Drill core is transported by Cascabel personnel twice daily to MAG Silver’s core facility in Benito Juárez.  Geotechnicians check depth markers, box numbers, reconstruct the core, and calculate recoveries.

The core is descriptively logged and marked for sampling by Cascabel geologists.  All core is also logged under an ultraviolet light.  Logging and sampling information is entered into HP iPAQ Pocket PCs using GeoInfo Mobile software by Geo-Information Solutions of Tucson, Arizona.  Data is later transferred to a customized GeoInfo Tools Database Software, also by Geo-Information Solutions.  After logging, but before sampling, core is photographed wet to provide a permanent pre-sampling record from each hole.

Sample intervals are selected based on visible mineralization and geological contacts. Sample lengths in mineralized intervals vary from a minimum of 20 cm to six metres but are generally kept between 0.5 m and 2.0 m. Barren samples are commonly taken to shoulder both ends of mineralized zones and are typically one metre in length. Core marked for sampling is sawn, with half returned to the box and the other half placed in plastic sample bags. Core samples are tracked using three part ticket books.  Assay intervals and sample numbers are marked on core boxes with marker.  One tag is placed in the sample bag along with the sample and the last tag is kept with the geologist’s records. Core trays are marked with aluminum tags as well as felt marker. The plastic sample bags are placed in larger rice bags and sealed for shipping.  All the core from MAG Silver’s drilling is cross-piled at secure locations in Benito Juárez.

DENSITY MEASUREMENTS

MAG Silver measures the density of every sample submitted for chemical analysis.  Density measurements are made by Cascabel technicians using graduated cylinder to estimate volume and a digital scale for mass.  Core is not sealed.  At the time of the Scott Wilson RPA’s site visit, the technical staff were experimenting with a modified water displacement method whereby the volume is estimated by the mass of the displaced water.

Scott Wilson RPA recommends that a test program be conducted to evaluate the accuracy and precision of the density measurement methods.  As part of the test program, MAG Silver should experiment with different methods to seal the core, such as the paraffin wax and/or cellophane wrap techniques.

12-1

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

SAMPLE PREPARATION, ANALYSES AND SECURITY

As described in Section 12, core is transported from the drill, marked for sampling, sawn, and bagged by Cascabel personnel.

Core samples for analysis are stored in a secure warehouse in Benito Juárez prior to shipping. The warehouse is either locked or under direct supervision of the geological staff. Prior to shipping, drill core samples are placed in large rice bags and sealed. A sample transmittal form is prepared that identifies each batch of samples. The samples are transported directly to ALS Chemex facilities in Chihuahua for sample preparation. ALS Chemex forwards sample pulps to its laboratory facility in North Vancouver, British Columbia, Canada, for analysis.

ALS Chemex laboratories in North America are registered to ISO 9001:2000 for the provision of assay and geochemical services by QMI Quality Registrars.  In addition, ALS Chemex’s main North American laboratory in North Vancouver is accredited by the Standards Council of Canada (SCC) for specific tests listed in their Scope of Accreditation No. 579. This accreditation is based on international standards (ISO 17025) and involves extensive site audits and on-going performance evaluations.

Upon receipt at the laboratory, all samples are assigned bar codes for sample tracking.  Sample preparation includes weighing, drying, fine crushing of the sample to a minimum of 75% minus 10 mesh, splitting the sample through a riffle splitter, and pulverizing a 250g split to a minimum of 95% passing a minus 150 mesh.

The primary analysis is by multi-element inductively coupled plasma (ICP) after a four acid digestion (ALS Chemex lab code ME-MS61).  The prepared sample is digested with perchloric, nitric, hydrofluoric, and hydrochloric acids. The residue is topped up with dilute hydrochloric acid and analyzed by inductively coupled plasma-atomic emission spectrometry (ICP-AES). Overlimit molybdenum is analyzed by four acid digestion followed by conventional ICP-AES Analysis (ALS Chemex code ME-OG62).

Gold is analyzed by 30 g digestion fire-assay with an AAS finish (ALS Chemex code AA23). The prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica, and other reagents as required, inquarted with 6 mg of gold-free silver and then cupelled to yield a precious metal bead.  The bead is digested in 0.5 mL dilute nitric acid in the microwave oven, 0.5 mL concentrated hydrochloric acid is then added, and the bead is further digested in the microwave oven. The digested solution is cooled, diluted to a total volume of 4 mL with de-mineralized water, and analyzed by AAS against matrix-matched standards.

Once sample analyses are finalized, the MAG Silver project manager downloads the results from ALS Chemex’s Webtrieve system.  Results are imported into GeoInfo Tools Database Software using routines that strip and match header information.  All data are indexed on sample number and batch ID.

Scott Wilson RPA concurs with the adequacy of the samples taken, the security of the storage and shipping procedures, the sample preparation, analytical procedures used, and data management practices.

13-1

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

DATA VERIFICATION

INDEPENDENT ASSAY OF DRILL CORE

During the site visit from July 5 to 7, 2010, David Ross of Scott Wilson RPA selected six samples of sawn core for duplicate analysis.  These samples were chosen on the basis of molybdenum metal values achieved in MAG Silver’s sampling. The intervals were quarter sawn by a Cascabel technician under the supervision of Mr. Ross.  The samples were then bagged, tagged, and sealed in a larger rice bag and remained in Mr. Ross’s possession until delivered to ALS Chemex, Chihuahua.  Table 14-1 lists results of the independent analyses.  Scott Wilson RPA’s sampling confirms significant molybdenum mineralization at Pozo Seco.

TABLE 14-1 INDEPENDENT SAMPLING BY SCOTT WILSON RPA
MAG Silver Corp. - Cinco de Mayo Project

				MAG Silver			Scott Wilson RPA
Hole ID	From	To	Length	Sample	Au	Mo	Sample	Au	Mo
	(m)	(m)	(m)	Number	(ppm)	(%)	Number	(ppm)	(%)
CM10-217	19.50	20.85	1.35	47161	0.24	0.242	51181	0.25	0.353
CM10-217	20.85	22.20	1.35	47162	0.17	0.293	51182	0.29	0.328
CM10-221	125.32	126.84	1.52	49130	0.22	0.107	51183	0.23	0.100
CM10-221	126.84	128.03	1.19	49131	0.52	0.512	51184	0.69	0.501
CM09-130	56.15	57.25	1.10	783303	0.03	0.488	51185	0.04	0.400
CM09-137	52.17	53.07	0.90	784151	0.03	0.265	51186	0.04	0.107

QUALITY ASSURANCE AND QUALITY CONTROL

DRILL CORE DUPLICATES

Drill core duplicates assess the variability introduced by selecting one half of the drill core versus the other, sample misordering, and natural local-scale variance (nugget effect). Prior to hole CM08-33, MAG Silver’s Quality Assurance/Quality Control (QA/QC) protocol called for drill core duplicates to be selected during the logging process and submitted at a rate of one per hole. This procedure was discontinued upon the recommendation of Selway and Leonard (2008).  Scott Wilson RPA recommends that half core duplicates of mineralized material be submitted at a rate of one sample for every two drill holes.

14-1

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

BLANKS

The regular submission of blank material is used to assess contamination during sample preparation and to identify sample numbering errors. The QA/QC protocol calls for one blank to be submitted for each mineralized interval.  MAG Silver uses unmineralized limestone from a different project as blank material. Scott Wilson RPA reviewed analytical results for 851 blanks.

Several blanks in recent submissions returned elevated Mo and/or Au (Figures 14-1 and 14-2).  These batches may be related to drilling in the high grade zones at Pozo Seco.  Further investigation is recommended.

FIGURE 14-1   CONTROL CHART FOR MOLYBDENUM BLANKS

Mo (ppm)
600
500
400
300
200
100
0
CH06090554
CH06112038
CH07104263
CH07132078
CH08032705
CH08054402
CH08074131
CH08084979
CH08096048
CH08107608
CH08117702
CH08131237
CH08145823
CH08165504
CH08171007
CH09005915
CH09012028
CH09016885
CH09022233
CH09024300
CH09026068
CH09033328_DH
CH09043934
CH09072798
CH10026960
CH10035607
CH10059340
CH10082925
Sample Batch ID

14-2

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

FIGURE 14-2   CONTROL CHART FOR GOLD BLANKS

0.14
0.12
0.1
0.08
0.06
0.04
0.02
0
Au (g/t)
CH06090554
CH06106644
CH06112038
CH06115576
CH07093538
CH07107829
CH07123817
CH07126505
CH08004674
CH08025750
CH08034171
CH08050290
CH08060753
CH08067862
CH08073759
CH08079408
CH08084978
CH08091994
CH08095928
CH08096048
CH08099472
CH08104036
CH08109606
CH08116896
CH08119541
HE06128343
Sample Batch ID

CERTIFIED REFERENCE MATERIAL (STANDARDS)

Results for the regular submission of Certified Reference Material (CRMs or standards) are used to identify problems with specific sample batches and long term biases associated with the regular assay laboratory.  MAG Silver inserts CRM samples at a rate of one per work order.  Scott Wilson RPA received nearly 400 analyses from ten different standards from the Cinco de Mayo Project.  The majority of these analyses were of CRMs intended to test base metals and are therefore of little use for Pozo Seco Mo-Au mineralization.  Thirty-one of the most recent analyses were from molybdenum standards (Table 14-2).  Standards for gold have not been submitted.

MAG Silver uses CRMs from Geostats Pty. Ltd. of Australia.  Table 14-2 lists the four molybdenum standards.  Results from all 31 analyses are listed in Table 14-3.  Results are acceptable, but further statistical analyses are required as more data become available.

14-3

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

TABLE 14-2 CERTIFIED REFERENCE MATERIALS FOR MOLYBDENUM
MAG Silver Corp. - Cinco de Mayo Project

Standard	Mo Grade (ppm)	Standard Deviation	No. Analyses	Confidence Interval
GMO-01	979	73	48	+/-20.8
GMO-02	2,465	110	47	+/-31.5
GMO-03	5,329	227	48	+/-64.4
GMO-04	7,949	348	49	+/-97.4

TABLE 14-3 RESULTS FOR CERTIFIED REFERENCE MATERIALS
MAG Silver Corp. - Cinco de Mayo Project

Standard ID	Sample No	Batch	Results Mo (ppm)	Standard Mo (ppm)	Difference (Mo ppm)	Difference (Mo %)	Percent Difference
GMO-01	796062	CH10050751	917	979	-62	-0.01	-6%
GMO-01	797183	CH10058183	884	979	-95	-0.01	-10%
GMO-01	796312	CH10059340	935	979	-44	0.00	-4%
GMO-01	798045	CH10061201	898	979	-81	-0.01	-8%
GMO-01	796718	CH10066543	943	979	-36	0.00	-4%
GMO-01	203010	CH10067252	915	979	-64	-0.01	-7%
GMO-01	204584	CH10068536	868	979	-111	-0.01	-11%
GMO-01	203378	CH10073573	960	979	-19	0.00	-2%
GMO-01	206829	CH10078219	1,015	979	36	0.00	4%
GMO-01	205201	CH10081777	927	979	-52	-0.01	-5%
GMO-02	796209	CH10054738	2,620	2,465	155	0.02	6%
GMO-02	795556	CH10058620	2,550	2,465	85	0.01	3%
GMO-02	797265	CH10058629	2,490	2,465	25	0.00	1%
GMO-02	798032	CH10062246	2,770	2,465	305	0.03	12%
GMO-02	796463	CH10062249	2,610	2,465	145	0.01	6%
GMO-02	203300	CH10069584	2,750	2,465	285	0.03	12%
GMO-02	796938	CH10069587	2,500	2,465	35	0.00	1%
GMO-02	203528	CH10076263	2,510	2,465	45	0.00	2%
GMO-02	205068	CH10078218	2,420	2,465	-45	0.00	-2%
GMO-03	795094	CH10050215	5,160	5,329	-169	-0.02	-3%
GMO-03	796233	CH10055390	5,010	5,329	-319	-0.03	-6%
GMO-03	795770	CH10063656	5,300	5,329	-29	0.00	-1%
GMO-03	797590	CH10065993	4,870	5,329	-459	-0.05	-9%
GMO-03	798415	CH10066544	4,830	5,329	-499	-0.05	-9%
GMO-03	797848	CH10066545	5,110	5,329	-219	-0.02	-4%
GMO-03	796826	CH10071460	5,090	5,329	-239	-0.02	-4%
GMO-03	204930	CH10074382	4,880	5,329	-449	-0.04	-8%
GMO-03	206694	CH10076262	5,160	5,329	-169	-0.02	-3%
GMO-03	207156	CH10082926	4,730	5,329	-599	-0.06	-11%
GMO-03	203708	CH10082927	5,230	5,329	-99	-0.01	-2%
GMO-04	207001	CH10082924	8,840	7,949	891	0.09	11%

14-4

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

PULP DUPLICATES

Pulp duplicates are submitted to secondary laboratories to assess the analytical accuracy and identify laboratory bias.  MAG Silver submits batches of 100 to 200 pulps to Inspectorate America Corporation, Reno, Nevada (Inspectorate), on a periodic basis.  Molybdenum is analyzed by ICP-MS and ICP-AES after digestion by Aqua Regia (Inspectorate code 50-4A-UT).  High grade molybdenum is analyzed by ore grade ICP (Inspectorate code Mo-4A-OR-ICP).  Gold is analyzed by fire assay and Atomic Absorption finish (Inspectorate code Au-1AT-AA).

Scott Wilson RPA received 507 analyses of pulp duplicates and made several comparisons against the original data (Figures 14-3 to 14-5).  Most graphs show a reasonable repeatability.  Molybdenum duplicates in the grade range of 0.1% Mo to 0.4% Mo suggest a slight bias to Inspectorate results (Figure 14-4).  These results do not impact on the resource estimate but should be investigated.

FIGURE 14-3   SCATTERPLOT OF MOLYBDENUM PULP DUPLICATES

14-5

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

FIGURE 14-4   SCATTERPLOT OF MOLYBDENUM DUPLICATES – 0.1% TO 0.5% GRADE RANGE

14-6

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

FIGURE 14-5   SCATTERPLOT OF GOLD PULP DUPLICATES

COARSE REJECT DUPLICATES

Reject duplicates consist of a second split of the crushed sample.  The split is made using a similar method and has the same weight as the original sample.  Results from the reject duplicate program determine if the splitting procedures are applied consistently and are appropriate.

Scott Wilson RPA received 80 analyses of reject duplicates and made several comparisons against the original data (Figures 14-6 to 14-7).  Most results show a reasonable repeatability.  One molybdenum analysis falls well outside the expected range and should be investigated.

14-7

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

Scott Wilson RPA recommends that additional coarse rejects be submitted as drilling advances.

FIGURE 14-6   SCATTERPLOT OF MOLYBDENUM REJECT DUPLICATES

14-8

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

FIGURE 14-7   SCATTERPLOT OF GOLD REJECT DUPLICATES

14-9

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

ADJACENT PROPERTIES

There are no significant properties adjacent to the Cinco de Mayo Project.

15-1

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

MINERAL PROCESSING AND METALLURGICAL TESTING

Neither mineral processing nor metallurgical testing has been completed.  Bench-scale metallurgical testing is currently underway at two laboratories.

16-1

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

SUMMARY

The current Mineral Resource estimate for the Pozo Seco deposit is summarized in Table 17-1.  David A. Ross, M.Sc., P.Geo., Scott Wilson RPA’s Senior Consulting Geologist, is the Qualified Person for this Mineral Resource estimate.  The estimate is constrained within a preliminary pit optimization shell using assumed costs, recoveries, and metal prices.

TABLE 17-1 MINERAL RESOURCE ESTIMATE – JULY 12, 2010
MAG Silver Corp. - Pozo Seco Project

Classification	Tonnage	Molybdenum	Molybdenum	Gold	Gold
	(Tonnes x 1,000)	(%)	(pounds)	(g/t)	(ounces)
Indicated	29,066	0.147	94,012,000	0.25	230,000

Inferred	23,376	0.103	53,205,000	0.17	129,000

Notes:

1.

CIM Definition Standards have been followed for classification of Mineral Resources.

2.

The cut-off grade of 0.022% Mo was estimated using a Mo price of US$17/lb and assumed operating costs and recoveries.

3.

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

RESOURCE DATABASE

Scott Wilson RPA received data in Microsoft Access format.  Data were amalgamated and parsed as required and imported into Gemcom Software International Inc. Resource Evaluation Version 6.2.4 for modelling.  The summary of records listed below includes data used to model the deposit:

• Holes:	119
• Surveys:	1,180
• Assays:	17,674
• Degree of brecciation:	1,372
• Stratigraphic unit:	873
• Degree of silicification:	1,575
• Density measurements:	11,156

In early 2010, MAG Silver twinned seven diamond core holes with RC drilling (Table 17-2).  Comparison of diamond core holes and twinned RC holes indicates good repeatability for molybdenum, but poor repeatability for gold.  The twinned RC holes were excluded from subsequent modelling steps. The four remaining RC holes were used to estimate resources.

17-1

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

TABLE 17-2 SUMMARY OF TWINNED HOLES
MAG Silver Corp. - Pozo Seco Project

CM09-083	CM10-162RC
CM09-130	CM10-165RC
CM09-142	CM10-167RC
CM09-144	CM10-170RC
CM09-147	CM10-172RC
CM09-150	CM10-168RC
CM09-153	CM10-174RC

Scott Wilson RPA made several basic data verification tests for the entire database and found no discrepancies.

GEOLOGICAL INTERPRETATION AND 3D SOLIDS

Scott Wilson RPA created northwest looking vertical sections spaced 50 m apart and northeast looking vertical sections spaced 25 m apart.  Wireframe models of the mineralized breccias were built using 3D wobbly polylines on each cross-section (Figure 17-1).  At model extremities, polylines were extrapolated 50 m or more beyond the last drill hole section.  A minimum number of nodes were used to simplify updates.  Polylines were joined together in 3D using tie lines.  The continuity was checked using the northeast looking sections and a level plan.

A total of eight zones were modelled.  Most zones were modelled as tabular bodies elongated in the northwest-southeast direction and a shallow dip to the southwest.  The deposit has an overall strike length of 2,700 m and ranges from 50 m to 450 m wide and from 2 m to 100 m thick.  The zones extend from surface to 210 m depth, but are generally within 150 m of surface.  A brief description of each zone is provided below:

1.

The Main Zone (MZ) is the largest and highest grade zone at Pozo Seco and contributes the most contained metal to the resource estimate.  It has a strike length of more than two kilometres and averages 0.139% Mo.  It averages 35 m thick and is intersected by 63 drill holes.  A low-grade embayment on the northeast edge of the zone disrupts the otherwise good geometric continuity.  A tear fault was modelled at the south end.

17-2

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

2.

The Footwall 1 Zone (FW1) is the second largest zone, measuring 900 m by 250 m with an average thickness of 23 m.  It is located towards the northwest end of the deposit, below the MZ and HW2 zones.  It has a maximum depth below surface of 210 m.  The FW1 zone is intersected by 15 drill holes.

3.

The Footwall 2 Zone (FW2) is located at the northwest end, below the NWZ.  It measures 660 m by 70 m by 3.8 m thick and averages 0.055% Mo. The FW2 Zone was not captured by the preliminary pit shell developed in Whittle and therefore does not contribute to the Mineral Resource estimate.

4.

The Footwall 3 Zone (FW3) is the fourth largest zone, measuring 400 m by 130 m, with an average thickness of 12 m.  It has a molybdenum grade greater than 0.1% Mo and an average gold grade of 0.19 g/t Au.  It is located below the MZ towards the southeast end of the deposit.  The FW3 zone is interested by seven drill holes.

5.

The Footwall 4 Zone (FW4) is located at the southeast end of the deposit.  It has a tabular shape measuring 280 m by 260 m averaging four metres thick.  It is intersected by five drill holes and averages 0.070% Mo.

6.

The Hanging Wall 1 Zone (HW1) is a low-grade zone located above the HW2 Zone. It measures 300 m by 80 m averaging 16 m thick and is intersected by four drill holes.

7.

The Hanging Wall Zone (HW2) is the most significant zone located above the MZ.  It measures 550 m by 100 m by an average thickness of seven metres. The HW2 Zone is intersected by ten drill holes.

8.

The Northwest Zone (NWZ) is the third largest zone and appears to be an extension of the MZ. It is intersected by four drill holes and measures 770 m by approximately 150 m with vertical thickness ranging from two metres to 20 m.

17-3

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

FIGURE 17-1   3D VIEW OF POZO SECO WIREFRAMES

STATISTICAL ANALYSIS

Assay values located inside the wireframes were tagged with domain identifiers and exported for statistical analysis.  Results were used to help verify the modelling process.  Basic statistics by zone are summarized in Table 17-3.  The anomalous sample lengths within the database were investigated and explained.

TABLE 17-3 DESCRIPTIVE STATISTICS OF RESOURCE ASSAY VALUES
MAG Silver Corp. - Pozo Seco Project

	Length (m)	Mo (%)	Au (g/t)	Length (m)	Mo (%)	Au (g/t)
	Main Zone (MZ)			Hanging Wall Zone 1 (HW1)
No. of Cases	2,189	2,189	2,189	58	58	58
Minimum	0.14	0.001	0.00	0.28	0.003	0.00
Maximum	6.09	4.210	3.46	2.00	0.966	0.81
Sum	2,208			61
Median	1.00	0.068	0.10	1.00	0.056	0.08
Arithmetic Mean	1.01	0.160	0.21	1.08	0.104	0.14
Standard Deviation	0.47	0.279	0.33	0.45	0.152	0.15

17-4

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

Coef. of Variation	0.47	1.738	1.55	0.41	1.463	1.14
	Hanging Wall Zone 2 (HW2)			Footwall Zone 1 (FW1)
No. of Cases	81	81	81	364	364	364
Minimum	0.27	0.001	0.01	0.17	0.001	0.00
Maximum	1.92	0.587	1.07	5.00	0.836	4.54
Sum	72			345
Median	0.81	0.046	0.11	0.90	0.054	0.13
Arithmetic Mean	0.89	0.083	0.14	0.95	0.105	0.31
Standard Deviation	0.42	0.110	0.15	0.48	0.132	0.49
Coef. of Variation	0.48	1.321	1.04	0.51	1.259	1.60
	Footwall Zone 2 (FW2)			Footwall Zone 3 (FW3)
No. of Cases	18	18	18	86	86	86
Minimum	0.35	0.002	0.01	0.25	0.001	0.00
Maximum	1.38	0.302	2.70	3.21	0.863	2.89
Sum	15.42			89.32
Median	0.90	0.028	0.21	0.94	0.048	0.08
Arithmetic Mean	0.86	0.063	0.43	1.05	0.096	0.21
Standard Deviation	0.35	0.093	0.64	0.47	0.152	0.43
Coef. of Variation	0.41	1.471	1.49	0.46	1.578	2.03
	Footwall Zone 4 (FW4)			Northwest Zone (NWZ)
No. of Cases	20	20	20	99	99	99
Minimum	0.45	0.002	0.00	0.22	0.002	0.01
Maximum	4.35	0.317	0.87	1.82	0.975	1.42
Sum	21.75			68.35
Median	0.88	0.035	0.02	0.55	0.039	0.14
Arithmetic Mean	1.09	0.074	0.14	0.69	0.071	0.23
Standard Deviation	0.85	0.092	0.23	0.38	0.115	0.28
Coef. of Variation	0.79	1.249	1.70	0.56	1.625	1.22

CUTTING HIGH-GRADE VALUES

Where the assay distribution is skewed positively or approaches log-normal, erratic high-grade assay values can have a disproportionate effect on the estimated average grade of a deposit.  One method of treating these outliers to reduce their influence on the estimated average grade is to cut or cap them at a specific grade level.  In the absence of production data to calibrate the cutting level, inspection of the assay distribution can be used to estimate a “first pass” cutting level.

Review of the resource assay histograms and a visual inspection of high-grade values on vertical sections suggest cutting high erratic values to 1.000% Mo and 1.80 g/t Au (Figures 17-2 and 17-3).

17-5

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

The Main Zone, which contains by far the majority of samples, was most affected.  A few gold assays in the Footwall zones were also cut (Table 17-4).  After cutting, the coefficient of variation (CV) values are almost all less than 1.5.

FIGURE 17-2   HISTOGRAM OF MOLYBDENUM RESOURCE ASSAYS

17-6

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

FIGURE 17-3   HISTOGRAM OF GOLD RESOURCE ASSAYS

17-7

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

TABLE 17-4 DESCRIPTIVE STATISTICS OF CUT RESOURCE ASSAY VALUES
MAG Silver Corp. - Pozo Seco Project

	Mo (%)	Au (g/t)	Mo (%)	Au (g/t)
	Main Zone (MZ)		Hanging Wall Zone 1 (HW1)
Cutting Level	1.00	1.80	1.00	1.80
No. of Values Cut	45	32	0	0
Percent of Values Cut	2.1%	1.5%	0%	0%
No. of Cases	2,189	2,189	58	58
Minimum	0.001	0.00	0.003	0.00
Maximum	1.000	1.80	0.966	0.81
Median	0.068	0.10	0.056	0.08
Arithmetic Mean	0.149	0.21	0.104	0.14
Standard Deviation	0.204	0.30	0.152	0.15
Coef. of Variation	1.376	1.45	1.463	1.14
	Hanging Wall Zone 2 (HW2)		Footwall Zone 1 (FW1)
Cutting Level	1.00	1.80	1.00	1.80
No. of Values Cut	0	0	0	10
Percent of Values Cut	0%	0%	0%	2.7%
No. of Cases	81	81	364	364
Minimum	0.001	0.01	0.001	0.00
Maximum	0.587	1.07	0.836	1.80
Median	0.046	0.11	0.054	0.13
Arithmetic Mean	0.083	0.14	0.105	0.29
Standard Deviation	0.110	0.15	0.132	0.38
Coef. of Variation	1.321	1.04	1.259	1.31
	Footwall Zone 2 (FW2)		Footwall Zone 3 (FW3)
Cutting Level	1.00	1.80	1.00	1.80
No. of Values Cut	0	1	0	2
Percent of Values Cut	0%	5.5%	0%	2.3%
No. of Cases	18	18	86	86
Minimum	0.002	0.01	0.001	0.00
Maximum	0.302	1.80	0.863	1.80
Median	0.028	0.21	0.048	0.08
Arithmetic Mean	0.063	0.38	0.096	0.20
Standard Deviation	0.093	0.47	0.152	0.36
Coef. of Variation	1.471	1.22	1.578	1.80
	Footwall Zone 4 (FW4)		Northwest Zone (NWZ)
Cutting Level	1.00	1.80	1.00	1.80
No. of Values Cut	0	0	0	0
Percent of Values Cut	0%	0%	0%	0%
No. of Cases	20	20	99	99
Minimum	0.002	0.00	0.002	0.01
Maximum	0.317	0.87	0.975	1.42
Median	0.035	0.02	0.039	0.14
Arithmetic Mean	0.074	0.14	0.071	0.23
Standard Deviation	0.092	0.23	0.115	0.28
Coef. of Variation	1.249	1.70	1.625	1.22

17-8

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

COMPOSITING

Sample lengths within the wireframe models range from three centimetres to more than four metres.  A regular sample interval was not applied.  Approximately 65% of samples are between 0.5 m and 1.5 m in length.  Given the distribution (Figures 17-4 and 17-5), and considering the width of the mineralization and size of deposit, Scott Wilson RPA chose to composite to three metre lengths.  Assays within the wireframe domains were composited starting at the first mineralized wireframe boundary from the collar and resetting at each new wireframe boundary.  Orphan composites less than one metre were excluded from the modelling process.  Removing orphan composites does not affect the volume of the resource wireframes.  Assays were capped prior to compositing.

Table 17-5 summarizes statistics of the composite values.  Several zones have slightly lower grades when compared to the unweighted averages assay grades (Table 17-4). This is due to the tendency of the logging geologist to use shorter sample lengths in higher grade mineralization.

FIGURE 17-4   HISTOGRAM OF SAMPLE LENGTHS (0.25 METRE BINS)

17-9

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

FIGURE 17-5   HISTOGRAM OF SAMPLE LENGTHS (0.5 METRE BINS)

17-10

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

TABLE 17-5 DESCRIPTIVE STATISTICS OF COMPOSITE VALUES
MAG Silver Corp. - Pozo Seco Project

	Length (m)	Mo (ppm)	Cut Mo (ppm)	Au (g/t)	Cut Au (g/t)	Length (m)	Mo (ppm)	Cut Mo (ppm)	Au (g/t)	Cut Au (g/t)
	Main Zone (MZ)					Hanging Wall Zone 1 (HW1)
No. of Cases	750	750	750	750	750	21	21	21	21	21
Minimum	1.03	0.00	0.00	0.00	0.00	1.48	0.007	0.007	0.01	0.01
Maximum	3.00	2.090	0.984	2.08	1.75	3.00	0.396	0.396	0.42	0.42
Sum	2,203					61
Median	3.00	0.089	0.089	0.14	0.14	3.00	0.047	0.047	0.06	0.06
Arithmetic Mean	2.94	0.151	0.141	0.22	0.21	2.90	0.092	0.092	0.11	0.11
Standard Deviation	0.28	0.196	0.155	0.27	0.26	0.35	0.100	0.100	0.12	0.12
Coef. of Variation	0.10	1.303	1.094	1.26	1.22	0.12	1.087	1.087	1.02	1.02
	Hanging Wall Zone 2 (HW2)					Footwall Zone 1 (FW1)
No. of Cases	26	26	26	26	26	119	119	119	119	119
Minimum	1.19	0.018	0.018	0.02	0.02	1.13	0.010	0.010	0.01	0.01
Maximum	3.00	0.282	0.282	0.33	0.33	3.00	0.604	0.604	2.03	1.41
Sum	71					343
Median	3.00	0.054	0.054	0.11	0.11	3.00	0.058	0.058	0.12	0.12
Arithmetic Mean	2.72	0.074	0.074	0.14	0.14	2.89	0.100	0.100	0.27	0.26
Standard Deviation	0.54	0.059	0.059	0.09	0.09	0.38	0.100	0.100	0.35	0.29
Coef. of Variation	0.20	0.805	0.805	0.62	0.62	0.13	1.005	1.005	1.28	1.13
	Footwall Zone 2 (FW2)					Footwall Zone 3 (FW3)
No. of Cases	5	5	5	5	5	32	32	32	32	32
Minimum	2.19	0.018	0.018	0.02	0.02	1.07	0.013	0.013	0.00	0.00
Maximum	3.00	0.164	0.164	0.89	0.77	3.00	0.468	0.468	1.46	1.13
Sum	14					91
Median	3.00	0.039	0.039	0.33	0.33	3.00	0.045	0.045	0.08	0.08
Arithmetic Mean	2.84	0.059	0.059	0.33	0.31	2.84	0.093	0.093	0.19	0.18
Standard Deviation	0.36	0.060	0.060	0.36	0.31	0.43	0.117	0.117	0.30	0.26
Coef. of Variation	0.13	1.008	1.008	1.08	1.02	0.15	1.258	1.258	1.60	1.45
	Footwall Zone 4 (FW4)					Northwest Zone (NWZ)
No. of Cases	8	8	8	8	8	23	23	23	23	23
Minimum	1.24	0.027	0.027	0.02	0.02	2.28	0.010	0.010	0.03	0.03
Maximum	3.00	0.114	0.114	0.19	0.19	3.00	0.170	0.170	0.73	0.73
Sum	21					68
Median	3.00	0.051	0.051	0.06	0.06	3.00	0.048	0.048	0.15	0.15
Arithmetic Mean	2.57	0.059	0.059	0.09	0.09	2.96	0.061	0.061	0.24	0.24
Standard Deviation	0.79	0.030	0.030	0.06	0.06	0.16	0.043	0.043	0.21	0.21
Coef. of Variation	0.31	0.514	0.514	0.70	0.70	0.05	0.708	0.708	0.86	0.86

DENSITY

As of July 2010, MAG Silver had made 11,156 density measurements on Pozo Seco core.  Values were tagged with domain IDs and exported for analysis (Figure 17-6).  A total of 2,186 measurements are located within the wireframes representing the mineralized material.  A total of 8,970 density measurements are located outside the wireframes and were used to estimate the density of waste.

17-11

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

The basic statistics of density values within the mineralization are listed below.  Figure 17-6 graphs a histogram of the 2,186 values.  Scott Wilson RPA used 2.50 t/m3 to convert the volume of material within the wireframes to tonnes.

• Mean	2.496
• Median	2.500
• Standard Deviation	0.147
• Coef. of Variation	0.059
• Minimum	1.470
• Maximum	2.980
• Count	2,186

FIGURE 17-6   HISTOGRAM OF DENSITY VALUES WITHIN WIREFRAMES

The basic statistics of density values in waste are listed below.  Figure 17-7 graphs a histogram of the 8,970 values.  Scott Wilson RPA used 2.55 t/m3 to convert the volume of waste material to tonnes for the purposes of the preliminary pit optimization in Whittle software.

17-12

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

• Mean	2.545
• Median	2.570
• Standard Deviation	0.148
• Coef. of Variation	0.058
• Minimum	1.770
• Maximum	3.550
• Count	8,970

FIGURE 17-7   HISTOGRAM OF DENSITY VALUES OUTSIDE WIREFRAMES

VARIOGRAPHY

Three metre composite values located within the Main Zone were used to plot and model downhole and directional variograms.  Downhole variograms were used to estimate the nugget effect and confirm the directional variogram in the vertical direction.

MOLYBDENUM

The downhole variogram is well developed and suggests a nugget effect of 20% of the sill (Figures 17-8).  Similar results were obtained from the omnidirectional variogram using a three metre lag distance.  Directional variograms were generated in a variety of directions.  Only the variogram in the near horizontal NW-SE direction (00º/135º) was well developed and suggested a range of 75 m to 85 m.  These results were supported by contouring grade, thickness, and grade times thickness (GT) on a planview of the Main Zone.

17-13

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

FIGURE 17-8   DOWNHOLE VARIOGRAM MOLYBDENUM

FIGURE 17-9   VARIOGRAM FOR MOLYBDENUM, MAJOR AXIS

17-14

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

FIGURE 17-10   VARIOGRAM FOR MOLYBDENUM, MINOR AXIS

GOLD

The downhole variogram for gold is well developed and suggests a nugget effect of 25% of the sill (Figures 17-11).  Directional variograms were generated in a variety of orientations with limited success.  Only the variogram in near horizontal NW-SE direction (00º/135º) was developed and suggested a range of 50 m to 70 m.  The remaining variogram parameters were selected based on geology and grade contours.

17-15

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

FIGURE 17-11   DOWNHOLE VARIOGRAM FOR GOLD

INTERPOLATION PARAMETERS

Block grades were estimated by ordinary kriging using a minimum of one to a maximum of eight composites.  No more than four composites were used from any single drill hole.  The first pass grade interpolation used a search ellipse oriented in the plane of mineralization with distances approximately equal to the variogram ranges.  For molybdenum, these were 80 m along strike, 50 m across strike, and 15 m vertically.  A second pass interpolation applied a search ellipse measuring 160 m along strike, 100 m across strike, and 30 m vertically.

For gold, the search ellipse was 70 m along strike, 40 m across strike, and 15 m vertically.  A second pass interpolation applied a search ellipse measuring 140 m along strike, 80 m across strike, and 30 m vertically.  A minor number of blocks were not interpolated after the second pass.

Table 17-6 summaries the variogram models used for both molybdenum and gold in all zones.  Directions were oriented based on the search ellipse.  Figures 17-12 to 17-14 illustrate results.

17-16

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

TABLE 17-6 VARIOGRAM MODELS
MAG Silver Corp. - Pozo Seco Project

	Molybdenum	Gold
Nugget (Co)	0.003	0.016
Relative Nugget	20%	24%
Model 1
Range X (m)	80.0	70.0
Range Y (m)	50.0	40.0
Range Z (m)	15	15
Sill (C1)	0.012	0.050
Total Sill	0.015	0.066

17-17

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

SCOTT WILSON RPA www.scottwilson.com

303000 E
303500 E
304000 E
304500 E
305000 E
3342000 N
3341500 N
3341000 N
3340500 N
3340000 N
3339500 N
Mo (%)
0.000 0.022
0.022 0.040
0.040 0.050
0.050 0.100
0.100 0.200
0.200 0.800
0.800 100
Section 9875NE
Figure 17-14
Section 10,300NW
Figure 17-13
-200 0 200 400 600
Metres

Figure 17-12

MAG Silver Corp.

Cinco de Mayo Project

State of Chihuahua, Mexico

Pozo Seco Deposit

Level Plan of MZ and NWZ

September 2010

17-18

17-18

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

SCOTT WILSON RPA

17-19

1900
2000
2100
2200
1600
1500
1400
CM10-220
CM10-213
CM10-232
M2
FW3
Preliminary
Open Pit Shell

Mo (%)
0.000 0.022
0.022 0.040
0.040 0.050
0.050 0.100
0.100 0.200
0.200 0.800
0.800 100
-20 0 20 40 60
Metres

Figure 17-13

MAG Silver Corp.

Cinco de Mayo Project

State of Chihuahua, Mexico

Pozo Seco Deposit

Vertical Section 10,300 NW

September 2010

www.scottwilson.com

17-19

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

SCOTT WILSON RPA

2000
2100
2200
2300
2400
2500
2600
2700
2800
2900
3000
3100
3200
3300
3400
3500
3600
3700
3800
3900
4000
4100
4200
2200
2100
2000
1900
1800
1700
1600
1500
1400
1300
1200
1100
1000
900
800
700
600
500
Surface
HW1
HW2
M2
FW1
Preliminary
Open Pit Shell
M2
FW1
M2
FW3
M2
Mo (%)
0.000 0.022
0.022 0.040
0.040 0.050
0.050 0.100
0.100 0.200
0.200 0.800
0.800 100
-200
0
200
Metres
September 2010

Figure 17-14

MAG Silver Corp.

Cinco de Mayo Project

State of Chihuahua, Mexico

Pozo Seco Deposit

Longitudinal Section 9875 NE

www.scottwilson.com

17-20

17-20

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

BLOCK MODEL

The rotated (-47o) Gemcom block model is made up of 450 columns, 320 rows, and 80 levels for a total of 11,520,000 blocks.  The model origin (lower-left corner at highest elevation) is at UTM coordinates 301,525.9 mE, 3,341,567.6 mN and 2,000 m elevation.  Each block is 5 m wide, 5 m high, and 10 m along strike. A partial block model is used to manage blocks partially filled by mineralized rock types, including blocks along the edges of the deposit.  A partial model has a parallel block model containing the percentage of mineralized rock types contained within each block.  The block model contains the following information:

•

domain identifiers with rock type,

•

estimated grades of molybdenum and gold inside the wireframe models,

•

the percentage volume of each block within the mineralization wireframes,

•

tonnage factors, in tonnes per cubic metre, specific to each rock type, and

•

the distance to the closest composite used to interpolate the block grade.

PRELIMINARY OPEN PIT SHELL AND CUT-OFF GRADE

To meet the definition criteria of “reasonable prospects for economic extraction” for a deposit amenable to open pit methods, the resource estimate is constrained within a preliminary open pit shell.

The resource was identified from a larger volume within the 3D wireframes, and is constrained by a preliminary open pit shell, generated by Whittle software using the Lerchs-Grossmann algorithm.  The part of the wireframe volume that falls within the preliminary open pit shell is considered to have reasonable prospects for economic extraction, thereby qualifying as a Mineral Resource.

Whittle calculates an open pit discard value as part of the analysis.  The base case Whittle analysis reported a cut-off grade of 0.022% Mo (assuming no gold credits).

Base case inputs were developed under the assumption that the resource would be of sufficient size to support a process rate of 20,000 tonnes per day ore.  As no background data were available to support the base case assumptions, the values used were “typical” for an average open pit mining operation moving 75,000 tonnes per day rock and processing 20,000 tonne per day ore by a typical crush, grind, flotation flowsheet with low cost electricity available from “the grid”.  The base case inputs listed in Table 17-7 were used for the preliminary open pit optimization.

17-21

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

TABLE 17-7 OPEN PIT OPTIMIZATION ASSUMPTIONS
MAG Silver Corp. - Pozo Seco Project

Mining: Open Pit Operations
Density	tonnes/cubic metre	2.55

Pit Wall Slopes	degrees	45

Waste Reference Mining Cost	US$/tonne	1.60
Processing:
Process Cost	US$/tonne	5.00

Mo Recovery	%	90.0
Au Recovery	%	70.0
G&A:	US$/tonne ore	1.50

Royalties:	%	0
Selling:
Mo	US$/lb	17.00
Au	US$/oz	1,050.00

CLASSIFICATION AND DRILL HOLE SPACING

The difference between the Inferred and Indicated categories is the most significant threshold in the CIM Definition Standards (CIM, 2005) since an Indicated Mineral Resource estimate can support a Preliminary Feasibility Study which can serve as the basis for major development decisions.  Mineral Resources are classified as Indicated if the quantity and distribution of drill hole data provide sufficient confidence in the interpretation and continuity of mineralization.

17-22

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

The current drill hole spacing at Pozo Seco is 100 m or greater along strike and approximately 100 m or slightly less across strike. Intercept grade, true thickness, and GT values were plotted on a 1:5,000 scale level plan.  Manual contouring outlined a clear linear trend to the northwest.  Sharp decreases in grade and thickness are characteristic in the northeast and southwest directions.  Results from the manual contouring and variography indicate that for areas to be classified as Indicated, the distance between holes in the along strike direction can be significantly longer than the spacing in the across strike direction.  Scott Wilson RPA classified the resource as indicated using the following criteria:

•

Consistent geologic geometry including regular thickness

•

Minimum distance mostly less than 50 m

•

Average distance mostly less than 60 m

•

A minimum of four composites or more used for the block grade estimate

•

Geologic continuity supported by at least two holes along strike and two holes across strike direction

RESOURCE REPORTS

Scott Wilson RPA prepared a Mineral Resource estimate for the Pozo Seco deposit based on drill results available to July 12, 2010.  At a cut-off grade of 0.022% Mo, the Indicated Mineral Resources are estimated at 29.1 million tonnes grading 0.147% Mo and 0.25 g/t Au, containing 94.0 million pounds Mo and 230,000 ounces Au.  Inferred Mineral Resources are estimated at 23.4 million tonnes grading 0.103% Mo and 0.17 g/t Au, containing 53.2 million pounds Mo and 129,000 ounces Au.  The estimate is constrained within a preliminary pit optimization using assumed costs, recoveries, and metal prices.

The Mineral Resources reported by zone and by cut-off grade are listed in Tables 17-8 and 17-9, respectively.

17-23

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

TABLE 17-8 RESOURCE REPORT BY ZONE
MAG Silver Corp. - Pozo Seco Project

Zone/Classification	Tonnage	Molybdenum	Molybdenum	Gold	Gold
	(Tonnes x 1,000)	(%)	(pounds)	(g/t)	(ounces)
Indicated
FW1	2,719	0.116	6,943,000	0.27	24,000
MZ	26,346	0.150	87,082,000	0.24	206,000
Total Indicated	29,066	0.147	94,012,000	0.25	230,000

Inferred
FW1	4,357	0.086	8,220,000	0.22	31,000
FW3	1,312	0.109	3,155,000	0.19	8,000
FW4	38	0.057	48,000	0.02	0
HW1	819	0.065	1,177,000	0.08	2,000
HW2	1,234	0.070	1,911,000	0.14	5,000
MZ	13,857	0.118	36,009,000	0.15	67,000
NWZ	1,759	0.069	2,686,000	0.27	15,000
Total Inferred	23,376	0.103	53,205,000	0.17	129,000

Notes:

1.

CIM Definition Standards have been followed for classification of Mineral Resources.

2.

The cut-off grade of 0.022% Mo was estimated using a Mo price of US$17/lb and assumed operating costs and recoveries.

3.

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

4.

Totals may not add correctly due to rounding.

17-24

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

TABLE 17-9 RESOURCES BY CUT-OFF
MAG Silver Corp. - Pozo Seco Project

| Class and Zone | Cut-off (Mo %) | Tonnage T x 1000 | Mo (%) | Mo (lbs x1,000) | Au (g/t) | Au (ounces) |
|---|---|---|---|---|---|---|
| **Indicated** | | | | | | |
| FW1 | > 0.200 | 566 | 0.257 | 3,203 | 0.56 | 10,000 |
| | > 0.100 | 1,042 | 0.206 | 4,734 | 0.48 | 16,000 |
| | > 0.050 | 2,142 | 0.137 | 6,471 | 0.31 | 22,000 |
| | **> 0.022** | **2,719** | **0.116** | **6,943** | **0.27** | **24,000** |
| MZ | > 0.200 | 6,122 | 0.305 | 41,147 | 0.31 | 61,000 |
| | > 0.100 | 16,271 | 0.204 | 73,332 | 0.28 | 147,000 |
| | > 0.050 | 22,684 | 0.168 | 84,097 | 0.26 | 187,000 |
| | **> 0.022** | **26,346** | **0.150** | **87,069** | **0.24** | **206,000** |
| **Inferred** | | | | | | |
| FW1 | > 0.200 | 152 | 0.257 | 861 | 0.50 | 2,000 |
| | > 0.100 | 1,202 | 0.152 | 4,026 | 0.32 | 12,000 |
| | > 0.050 | 3,126 | 0.103 | 7,129 | 0.21 | 22,000 |
| | **> 0.022** | **4,357** | **0.086** | **8,218** | **0.22** | **31,000** |
| FW3 | > 0.200 | 134 | 0.234 | 688 | 0.39 | 2,000 |
| | > 0.100 | 633 | 0.167 | 2,334 | 0.25 | 5,000 |
| | > 0.050 | 970 | 0.134 | 2,867 | 0.22 | 7,000 |
| | **> 0.022** | **1,312** | **0.109** | **3,155** | **0.19** | **8,000** |
| FW4 | > 0.200 | 0 | 0.000 | 0 | 0.00 | 0 |
| | > 0.100 | 0 | 0.156 | 0 | 0.08 | 0 |
| | > 0.050 | 38 | 0.057 | 48 | 0.02 | 0 |
| | **> 0.022** | **38** | **0.057** | **48** | **0.02** | **0** |
| HW1 | > 0.200 | 5 | 0.283 | 33 | 0.09 | 0 |
| | > 0.100 | 187 | 0.155 | 639 | 0.13 | 1,000 |
| | > 0.050 | 328 | 0.120 | 870 | 0.12 | 1,000 |
| | **> 0.022** | **819** | **0.065** | **1,177** | **0.08** | **2,000** |
| HW2 | > 0.200 | 0 | 0.285 | 0 | 0.05 | 0 |
| | > 0.100 | 226 | 0.128 | 640 | 0.17 | 1,000 |
| | > 0.050 | 821 | 0.086 | 1,554 | 0.15 | 4,000 |
| | **> 0.022** | **1,234** | **0.070** | **1,911** | **0.14** | **5,000** |
| MZ | > 0.200 | 1,943 | 0.295 | 12,633 | 0.13 | 8,000 |
| | > 0.100 | 6,054 | 0.189 | 25,179 | 0.15 | 29,000 |
| | > 0.050 | 11,423 | 0.135 | 33,975 | 0.16 | 57,000 |
| | **> 0.022** | **13,857** | **0.118** | **36,009** | **0.15** | **67,000** |
| NWZ | > 0.200 | 0 | 0.000 | 0 | 0.00 | 0 |
| | > 0.100 | 414 | 0.112 | 1,018 | 0.48 | 6,000 |
| | > 0.050 | 1,230 | 0.082 | 2,214 | 0.32 | 13,000 |
| | **> 0.022** | **1,759** | **0.069** | **2,686** | **0.27** | **15,000** |

17-25

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

MINERAL RESOURCE VALIDATION

Scott Wilson RPA validated the block model by visual inspection, volumetric comparison, swath plots, and a comparison with results using inverse distance to the power of two for grade interpolation.  Visual comparison on vertical sections and plan views, and a series of swath plots found good overall correlation between block grades and composite grades.

The estimated total volume of the wireframe models is 23,629,000 m3, while the volume of the block model at a zero grade cut-off is 23,624,000 m3.  The small differences in volume in some of the zones may be due to Gemcom’s needling method that estimates the percentage of mineralization within each block.  Results are listed by zone in Table 17-10.

TABLE 17-10 VOLUME COMPARISON
MAG Silver Corp. - Pozo Seco Project

Zone ID	Volume Wireframes	Volume Blocks	Difference
	(m3 x1,000)	(m3 x1,000)	(%)
MZ	17,212	17,213	0.0
FW1	3,105	3,102	-0.1
NWZ	1,254	1,252	-0.1
FW3	583	583	0.1
HW2	495	494	-0.1
FW4	375	374	-0.3
HW1	333	333	0.1
FW2	272	272	0.0
Total	23,629	23,624	0.0

17-26

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

18-1

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

INTERPRETATION AND CONCLUSIONS

Pozo Seco is a structurally controlled Mo-Au deposit hosted in silicified breccias located four kilometres southwest of the José Manto, an Ag-Pb-Zn-Au-Cu-W sulphide-dominant Carbonate Replacement Deposit (CRD) body.  The Pozo Seco breccias experienced multiple stages of movement with repeated silicification and mineralization events.  The molybdenum mineralization appears to have been deposited first, followed by gold, which continues at anomalous grades outside the molybdenum zone.  The Cinco de Mayo system shows many of the hallmarks of a large, integrated CRD system, suggesting that the two deposits may have a common source that could itself potentially hold significant mineralization.

At Pozo Seco, drilling has outlined mineralization with three-dimensional continuity, and size and grades that can potentially be extracted economically.  MAG Silver’s protocols for drilling, sampling, analysis, security, and database management meet industry standard practices.  The drill hole database was verified by Scott Wilson RPA and is suitable for Mineral Resource estimation work.

Scott Wilson RPA prepared a Mineral Resource estimate for the Pozo Seco deposit based on drill results available to July 12, 2010.  At a cut-off grade of 0.022% Mo, the Indicated Mineral Resources are estimated at 29.1 million tonnes grading 0.147% Mo and 0.25 g/t Au, containing 94.0 million pounds Mo and 230,000 ounces Au.  Inferred Mineral Resources are estimated at 23.4 million tonnes grading 0.103% Mo and 0.17 g/t Au, containing 53.2 million pounds Mo and 129,000 ounces Au.  The estimate is constrained within a preliminary pit optimization using assumed costs, recoveries, and metal prices.  There are no Mineral Reserves estimated at the Cinco de Mayo Project.

The Pozo Seco deposit is open in several directions.  There is excellent potential to expand the Pozo Seco resource with step-out drilling.  There are, in addition to Pozo Seco and the José Manto, other targets on the property to be drill tested. The work program recommended is amply warranted.

Scott Wilson RPA considers that the Pozo Seco deposit should be advanced to the preliminary economic assessment stage.

19-1

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

RECOMMENDATIONS

The Pozo Seco deposit represents a significant Mo-Au discovery which, along with other prospects on the Cinco de Mayo Project, merits considerable exploration hence a substantial exploration program is recommended. Phase I proposed work includes advancing the Pozo Seco and José Manto deposits and continuing the on-going, property wide exploration program.

A program of 25,000 m of drilling is recommended for the Cinco de Mayo Project.  Approximately 12,000 m is recommended at Pozo Seco to trace the known mineralization both laterally and vertically and to better assess the continuity of the mineralized zones and the grade distribution. For similar reasons, an additional 8,000 m is recommended at the José Manto.  The remaining 5,000 m of drilling is recommended to follow up targets elsewhere on the property on a prioritized basis.  Exploration work including both ground surface and airborne geophysical surveys and geochemical sampling should be designed to better define the structural framework of the property and to better identify and prioritize drill targets within it. A preliminary assessment is recommended to establish baseline economics of the Pozo Seco deposit.

The Phase I program is meant to extend the work currently on-going and should take until the end of 2011 to complete.  Table 20-1 summarizes the proposed Phase I program and budget.

TABLE 20-1 PROPOSED BUDGET - PHASE I
MAG Silver Corp. - Cinco de Mayo Project

Item	C$
Head Office Expenses	200,000
Land Payments and Tax	60,000
Geology	150,000
Geophysics	150,000
Geochemistry / Metallurgy	200,000
Trenching and Roads	50,000
Contract Labour	150,000
Drilling	4,000,000
GIS and Map Processing	20,000
Preliminary Economic Assessment	100,000
Total	5,080,000

20-1

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

Contingent upon the Phase I program results, a Phase II program envisioned to begin in 2012.  The program would consist of definition and exploration drilling, continued metallurgical testing, environmental sampling and permitting, a resource estimate update and the initiation of a preliminary feasibility study (PFS). The expected cost of the Phase II program is in the order of six million dollars ($C6.0 million).

Scott Wilson RPA offers the following additional recommendations:

•

Initiate a test program to evaluate the accuracy and precision of the current density measurement methods.  Within the framework of the test program, MAG Silver should experiment with different methods to seal the core, such as the paraffin wax and/or cellophane wrap techniques.

•

Modify the QA/QC protocol to include drill core duplicates from every second mineralized drill hole.

•

Include a gold standard (CRM) as part of the QA/QC protocol.

•

Continue to develop the QA/QC database and include a set of queries that identify failed batches.

•

Continue metallurgical test work.

20-2

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

REFERENCES

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2005:  CIM Definition Standards for Mineral Resources and Mineral Reserves. Prepared by CIM Standing Committee on Reserve Definitions, Adopted by CIM Council on December 11, 2005.

Lyons, J. I., 2010: Cinco de Mayo, Chihuahua, Mexico. An unpublished series of memos prepared for MAG Silver Corp.

MAG Silver, 2010: Short Form Prospectus, May 10, 2010.  Filed on SEDAR.

Megaw, P. K. M., 1998: Carbonate-Hosted Pb-Zn-Ag-Cu-Au Replacement Deposits: An Exploration Perspective, in, Lentz, D. R., ed., Mineralized Intrusion-Related Skarn Systems, pp. 337-358.

Megaw, P. K. M., 1997: Don Jose/Cinco de Mayo Reconnaissance Program. An unpublished report prepared for Teck Resources.

Megaw, P. K. M., Barton, M.D. and Islas-Falce, J., 1996: Carbonate-hosted lead-zinc (Ag-Cu-Au) deposits of Northern Chihuahua, Mexico. In Carbonate-Hosted Lead-Zinc Deposits, D.F. Sangster ed., Society of Economic Geologists, Special Publication No. 4, pp. 277-289.

Megaw, P. K. M., Ruiz, J., and Titley, S. R., 1988: High-Temperature, Carbonate-Hosted Pb-Zn-Ag Massive Sulphide Deposits of Mexico: An Overview, Econ. Geol. 83, pp. 1856-1885.

Selway, J., and Leonard, B., 2008: Independent Technical Report, Cinco de Mayo Property, Chihuahua State, Mexico. NI 43-101 Report prepared for MAG Silver Corp. by Caracle Creek International Consulting Inc.

Van Reed, E., and Liu, D., 2006: Interpretive Report, Natural Source Audio-Frequency Magnetotelluric NSAMT Geophysical Surveys, Cinco de Mayo Project, Flores Magon, Chihuahua, Mexico. An unpublished report prepared for Minera Los Lagartos, S.A. de C.V. by Zonge Engineering & Research Organization, Inc.

21-1

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

DATE AND SIGNATURE PAGE

This report titled “Technical Report on the Pozo Seco Mineral Resource Estimate, Cinco de Mayo Project, Chihuahua State, Mexico” and dated September 10, 2010, was prepared and signed by the following author:

(Signed & Sealed)

Dated at Toronto, Ontario

David A. Ross, P.Geo.

September 10, 2010

Senior Consulting Geologist

22-1

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010

SCOTT WILSON RPA

www.scottwilson.com

CERTIFICATE OF QUALIFIED PERSON

DAVID ROSS

I, David A. Ross, P.Geo., as the author of this report entitled “Technical Report on the Pozo Seco Mineral Resource Estimate, Cinco de Mayo Project, Chihuahua, Mexico” prepared for MAG Silver Corp. and dated September 10, 2010, do hereby certify that:

1.

I am a Senior Consulting Geologist with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave., Toronto, ON, M5J 2H7.

2.

I am a graduate of Carleton University, Ottawa, Canada, in 1993 with a Bachelor of Science degree in Geology and Queen’s University, Kingston, Ontario, Canada, in 1999 with a Master of Science degree in Mineral Exploration.

3.

I am registered as a Professional Geoscientist in the Province of Ontario (Reg.#1192).  I have worked as a geologist for a total of 15 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

•

Mineral Resource estimation work and reporting on numerous mining and exploration projects around the world.

•

Exploration geologist on a variety of gold and base metal projects in Canada, Indonesia, Chile, and Mongolia.

4.

I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43 101.

5.

I visited the Cinco de Mayo Project on July 5 to 7, 2010.

6.

I am responsible for all sections of the Technical Report.

7.

I am independent of the Issuer applying the test set out in Section 1.4 of NI 43-101.

8.

I have had no prior involvement with the property that is the subject of the Technical Report.

9.

I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.

To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 10th day of September, 2010

(Signed & Sealed)

David A. Ross, M.Sc., P.Geo.

23-1

MAG Silver Corp. - Cinco de Mayo
Technical Report NI 43-101  -  September 10, 2010